This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to
Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on August 14, 2023 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________

Top Wealth Group Holding Limited
(Exact Name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

____________________

Cayman Islands	2091	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Units 714 & 715
7F, Hong Kong Plaza
118 Connaught Road West
Hong Kong
+852- 36158567
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

____________________

[            ]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________

Copies to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona L. Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 T: 212-588-0022	Mark E. Crone, Esq. Liang Shih, Esq. The Crone Law Group P.C. 420 Lexington Avenue, Suite 2446 New York, NY 10170 Telephone: +1 646-861-7891

____________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED AUGUST 14, 2023

Top Wealth Group Holding Limited

[•] Ordinary Shares

This is an initial public offering of            Ordinary Shares, par value US$0.0001 per share, which we refer to as the “Ordinary Shares.” We anticipate the initial public offering price will be between US$            and US$            per share.

Prior to this offering, there has been no public market for our Ordinary Shares. We are applying to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “TWG”. This offering is contingent upon us listing our Ordinary Shares on the Nasdaq Capital Market or another national exchange. There can be no assurance that we will be successful in listing our Ordinary Shares on the Nasdaq Capital Market.

We are an “Emerging Growth Company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements. Please read “Implications of Our Being an ‘Emerging Growth Company’” beginning on page 5 of this prospectus for more information.

Upon the completion of this offering, our outstanding shares will consist of            Ordinary Shares, and we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Winwin Development (BVI), controlled by our Chief Executive Officer, Kim Kwan Kings Wong currently owns 67.2% of the total voting power of our outstanding shares, and will beneficially own            % of our then issued Ordinary Shares and will be able to exercise            % of the total voting power of our issued and outstanding shares immediately after the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional Ordinary Shares.

	Per Share	Total(4)
Offering price(1)	(US)$	(US)$
Underwriting discounts(2)	(US)$	(US)$
Proceeds to our company before expenses(3)	(US)$	(US)$

____________

(1)      Initial public offering price per share is assumed as US$            per share, which is the midpoint of the range set forth on the cover page of this prospectus.

(2)      We have agreed to pay the underwriters a discount equal to 7.0% of the gross proceeds of the offering. We have agreed to sell to            , the representative of the underwriters, for nominal consideration on the applicable closing date of this offering, warrants (the “Representative’s Warrants”) in an amount equal to 5.0% of the aggregate number of Ordinary Shares sold by us in this offering. For a description of other terms of the Representative’s Warrants and a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 96.

(3)      Excludes fees and expenses payable to the underwriters. The total amount of underwriters’ expenses related to this offering is set forth in the section entitled “Expenses Relating to This Offering” on page 103.

(4)      Assumes that the underwriters do not exercise any portion of their over-allotment option.

Investors are cautioned that you are not buying shares of a Hong Kong-based operating company but instead are buying shares of a Cayman Islands holding company with operations conducted by our subsidiaries based in Hong Kong. For more details, see “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate — Investors are cautioned that you are buying shares of a Cayman Islands holding company with operations conducted in Hong Kong by its subsidiaries.”

We are subject to certain legal and operational risks associated with having substantially all business operations in Hong Kong, a Special Administrative Region of the PRC. Such risks may include changes in the legal, political, and economic policies of the Chinese government, the relations between China and the United States, and Chinese or United States regulations that may materially and adversely affect our business, financial condition, results of operations and the market price of the Ordinary Shares. Any such changes could significantly limit or completely hinder our ability to offer or continue to offer securities to investor and could cause the value of offered securities to significantly decline or become worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Recently, the PRC government initiated a series of regulatory actions and made statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the daily business operation of our HK subsidiary. These risks may cause significant depreciation of the value of our Ordinary Shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors. See “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate” beginning on page 9.

Our management monitors the cash position of each entity within our organization regularly and prepares budgets on a monthly basis to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to provide adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors, we will enter into an intercompany loan for the applicable subsidiary.

TW Cayman is permitted under the laws of the Cayman Islands to provide funding to TW BVI through loans or capital contributions without restrictions on the amount of the funds. TW BVI is permitted under the respective laws of BVI to provide funding to TW HK through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividend transfers from BVI to the Hong Kong.

As a holding company, TW Cayman may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. As of the date of this prospectus, TW Cayman and its subsidiaries do not have any plans to distribute earnings or settle amounts in the foreseeable future. During the fiscal years ended December 31, 2022 and 2021, there was no cash transfer between the holding company and its subsidiaries. No dividends or distribution have been made to date between the holding company and the subsidiaries.

TW Cayman is, and will continue to be, a “controlled company” within the meaning of the Nasdaq Stock Market Rules, due to the fact Mr. Wong Kim Kwan Kings, the Chairman of our Board of Directors and our Chief Executive Officer, owns Ordinary Shares representing approximately 67.2% of the total voting power of our issued and outstanding Ordinary Shares through his ownership of Winwin Development (BVI). In addition, as a “controlled company,” as defined under the Nasdaq Stock Market Rules, TW Cayman is permitted to elect to rely on certain exemptions from corporate governance rules. TW Cayman does not plan to rely on these exemptions, but may elect to do so after completing this offering.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 9 to read about factors you should consider before buying our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option, exercisable one or more times in whole or in part, to purchase up to            additional ordinary shares from us at the initial public offering price, less underwriting discounts, within 45 days from the closing of this offering to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts payable will be US$[__], and the total proceeds to us, before expenses, will be US$[__].

We expect our total cash expenses for this offering to be approximately US$[__], including cash expenses payable to the underwriters for their reasonable out-of-pocket expenses, exclusive of the above discounts.

If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the ordinary shares against payment as set forth under “Underwriting”, on or about            , 2023.

The date of this prospectus is [•], 2023

i

Neither we nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the underwriters take responsibility for, and provide no assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the U.S. to permit a public offering of our securities or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the U.S. are required to inform themselves about and to observe any restrictions about this offering and the distribution of this prospectus applicable to those jurisdictions.

Through and including ________, 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We obtained statistical data, market data and other industry data and forecasts used in this prospectus from market research, publicly available information and industry publications. While we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data.

Conventions Which Apply to this Prospectus

Unless we indicate otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option to purchase up to _______________additional Ordinary Shares from us.

Except where the context otherwise requires and for purposes of this prospectus only the term:

•        “Asian investors” refers to the Asian population around the globe;

•        “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan region, Hong Kong, and Macau;

•        “Frost & Sullivan” refers to Frost & Sullivan Limited, an independent market research agency, which is an independent third party;

•        “HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

•        “Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

•        “Industry Report” refers to the market research report commissioned by us and prepared by Frost & Sullivan on the overview of the industry in which we operate;

•        “Ordinary Shares” refers to the Company’s ordinary shares, par value US$0.0001 per share;

•        “our Group” or “the Group” refers to Top Wealth Group Holding Limited and its subsidiaries;

•        “SEC” refers to the United States Securities and Exchange Commission;

•        “SEHK” refers to the Stock Exchange of Hong Kong Limited;

•        “TW BVI” refers to Top Wealth (BVI) Holding Limited;

•        “TW Cayman”, the “Company”, “we,” “us,” “or “our” refers to Top Wealth Group Holding Limited, a Cayman Islands exempted company, and its subsidiaries;

•        “TW HK” refers to Top Wealth Group (International) Limited;

•        “US$” or “U.S. dollars” refers to the legal currency of the United States; and

•        “Winwin Development (BVI)” refers to Winwin Development Group Limited.

Our reporting currency is United States dollars. However, our functional currency is Hong Kong dollars for the reason that our business is mainly conducted in Hong Kong and most of our revenues are denominated in Hong Kong dollars. This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were made at either a year-end spot rate of HK$7.8079 to US$1.00, the exchange rate in effect as of December 31, 2022 or an average rate of HK$7.8309 to US$1.00. On March 31, 2023, the year-end spot rate for Hong Kong dollars was HK$7.85 to US$1.00.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        our goals and strategies;

•        our future business development, financial condition and results of operations;

•        introduction of new product and service offerings;

•        expected changes in our revenues, costs or expenditures;

•        our expectations regarding the demand for and market acceptance of our products and services;

•        expected growth of our customers, including consolidated account customers;

•        competition in our industry;

•        government policies and regulations relating to our industry; and

•        uncertainty about the spread of the COVID-19 virus and the impact it may have on the Company’s operations, the demand for the Company’s products and services, and economic activity in general; and

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Ordinary Shares.

Our Mission

Our mission is to become a world-renowned supplier of caviar products and offer our caviar-based gourmet products around the globe with unparalleled gastronomical experience.

Overview

Headquartered in Hong Kong, we are a fast-growing supplier of luxury caviar products. We are currently specialized in supplying premium class sturgeons caviar. Our caviar is endorsed with the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) permits, which certifies that our caviar is legally traded. We are one of the major suppliers of caviar in Hong Kong with the capacity of supplying long-term and exclusive batch of caviar directly from sturgeon farm.

Since we established our caviar business in August 2021, we had supplied caviar to our customers under their brand labels (i.e. private labelling) or without brand labels. Subsequently in November 2021, we established our own caviar brand, “Imperial Cristal Caviar”, and started selling caviar under our own brand as well. With its exquisite package design, our branded caviar is ideal to be presented as both culinary delights and festive gifts. Imperial Cristal Caviar has continuously achieved tremendous sales growth since its launch in the market.

Our customers primarily include food and beverage (“F&B”) related distributors, luxurious hotels and restaurants such as 5-star and 6-star hotels and Michelin-star restaurants. We have strategically focused on business-to-business sales (B2B) which would allow us access to our customers’ sales network and consumer base that helps us maximize the reach of our products swiftly and effectively. As our caviar products gain popularity worldwide, our customer base has continuously expanded as a result of customers’ referral and our marketing efforts.

Our caviar products are mainly sold to customers based in Hong Kong and a substantial portion are exported overseas by our customers to Europe, Asia, North America, Oceania and the Middle East. As our products gradually become more well-known in the international market, we aspire to expand our sales channels from only selling through distributors to selling our products directly to overseas customers.

Attributable to the expansion in our customer base and increase in our sales volume, our revenue increased significantly from approximately US$19,615 for the year ended December 31, 2021 to approximately US$8.5 million for the year ended December 31, 2022, representing an increase of over four hundred times; while we have turned around from a loss before tax of approximately US$16,888 for the year ended December 31, 2021 to a profit before tax of approximately US$2.3 million for the year ended December 31, 2022.

We take pride in our well-tested, reliable caviar supply chain management module, which helps ensure the palatability and freshness of our products when they reach our customers. We are among one of the few Hong Kong caviar suppliers with the capacity of supplying long-term and exclusive batch of caviar directly from sturgeon farm. In April 2022, we entered into an exclusive supply agreement with a well-established sturgeon farm in Fujian, the PRC, which appointed us as its exclusive distributor in Hong Kong and Macau for conducting overseas distribution and granted us the rights to procure caviar directly from it for a term of 10 years. This sturgeon farm is one of the six existing PRC sturgeon farms which are officially permitted to export locally-bred roe. We have engaged a Hong Kong-based supply chain management company to handle the logistics, warehousing and packaging workflows in our supply chain, so we can strategically focus on brand-building and product quality assurance.

We are dedicated to enhancing our brand awareness. As part of our sales and marketing efforts, we have proactively participated in food expo and set up pop-up stores across the world. We have also collaborated with famous food bloggers and used different online platforms and media coverage to promote and strengthen the publicity of our products. We regularly invite chefs of notable hotels and restaurants to our tasting events. Currently, our caviar are directly served on the menus of various 5-star and 6-star hotels and Michelin-star restaurants in Hong Kong.

According to the Industry Report, the global caviar market increased from approximately US$1,381.7 million in 2018 to approximately US$2,230.4 million in 2022, representing a CAGR of approximately 12.7%. Driven by (i) the growing number of high-net-worth individuals worldwide who have cultivated awareness of the health and skincare benefits of caviar; (ii) the technological advancement in sturgeon-farming and caviar processing; and (iii) series of supportive policies introduced by the governments of different countries around the globe to propel artificial reproduction of sturgeon, the global caviar market is expected to continue to grow from 2022 to 2027, reaching approximately US$4,251.3 million in 2027, representing a CAGR of approximately 13.8%.

Impact of COVID-19

The first confirmed case of COVID-19 in Hong Kong was first reported in January 2020. Since then, there had been multiple rounds of outbreak of COVID-19 in Hong Kong. The government of Hong Kong had imposed various measures, including travel restrictions and safe distancing measures in order to reduce the risk of local transmission of COVID-19. We believe that the outbreak of COVID-19 did not result in material adverse changes to our business operation and financial performance, taking into consideration (i) our revenue increased significantly from approximately US$19,615 for the year ended December 31, 2021 to approximately US$8.5 million for the year ended December 31, 2022, representing an increase of over four hundred times; (ii) we established our own caviar brand, “Imperial Cristal Caviar” in November 2021, which has continuously achieved tremendous sales growth since its launch in the market; (iii) we did not experience material disruption to the supply of caviar from our PRC caviar supplier since the outbreak of COVID-19; and (iv) since December 2022, the Hong Kong and the PRC government has loosened the COVID-19 restrictions and the outbreak of COVID-19 has gradually subsided.

The degree to which the COVID-19 outbreak ultimately impacts our business and results of operations will depend on future developments beyond our control, including the severity of the pandemic in Hong Kong, the PRC and globally, governments’ policies to contain the outbreak and the impact on the caviar market and the supply chain, all of which are highly uncertain and unpredictable, and are likely adversely affect our business and results of operations. It is also uncertain whether and when the Hong Kong or PRC government would re-impose any COVID-19 control measures as it has implemented as before. If the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be adversely affected as the result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers or other factors.

Our Competitive Strengths

A fast-growing luxury caviar products supplier with a premier brand image

We position ourselves as a luxury caviar products supplier aiming to supply the finest selection of luxury caviar products and offer gourmet products around the globe with unparalleled gastronomical experience.

An extensive global distribution network which allows us to stay abreast of the latest trend and development of consumers’ taste

We have access to an extensive global distribution network which allows us to connect with a broad range of consumers around the world and to stay abreast of the latest trend and development of consumers’ taste.

A strict and comprehensive quality control system to effectively control our product safety and quality

Food safety and quality control are of paramount importance to our reputation and business. To ensure food safety and quality, we have established a comprehensive set of standards and requirements covering each facet of our supply chain, ranging from procurement, logistics, warehousing to packaging.

A stable and exclusive procurement source of caviar

We take pride in our well-tested, reliable caviar supply chain management module, which helps ensure the palatability and freshness of our products when they reach our customers. We are among one of the few Hong Kong caviar suppliers with the capacity of supplying long-term and exclusive batch of caviar directly from sturgeon farm.

Our Strategies

Expand our global market presence

We strive to strengthen our global market presence in developed markets with a strong consumer base, such as Europe, the United States, Japan, Dubai, Australia and Southeast Asia.

Strengthen our sales and marketing activities

We plan to strengthen our sales and marketing activities and increase our market exposure and brand awareness by participating in food-expo and collaborating with luxurious restaurants, hotels and private clubs to host tasting events in different countries and regions.

Expand our procurement source and broaden our product portfolio

We are committed to sourcing top-quality caviar from the best sturgeon farms around the world. We currently plan to expand our procurement source and broaden our product portfolio by exploring potential co-operations with sturgeon farms located in Europe and/or the United States.

Corporate History and Structure

TW Cayman is a holding company with no operations of its own. We conduct our operations in Hong Kong primarily through the Hong Kong Operating Entities. The ordinary shares offered in this prospectus are those of TW Cayman.

The following diagram illustrates the corporate structure of TW Cayman and its subsidiaries as of the date of this prospectus:

Top Wealth Group Holding Limited
(Cayman)
Top Wealth (BVI) Holding Limited
(BVI)
Top Wealth Group (International) Limited
(Hong Kong)

Our Subsidiaries and Business Functions

Top Wealth Group Holding Limited was incorporated as a limited liability company on February 1, 2023 in the Cayman Islands. It is a holding company and is not actively engaged in any business as of the date of this prospectus. Under its memorandum of association, TW Cayman is authorized to issue 500,000,000 ordinary shares, par value $0.0001 per ordinary share. There are currently 750 issued and outstanding ordinary shares, of which 74.67%, 6.40%, 6.53%, 2.54%, 6.53% and 3.33% are held by Winwin Development (BVI), BEYOND GLORY WORLDWIDE LIMITED, STATE WISDOM HOLDINGS LIMITED, MERCURY UNIVERSAL INVESTMENT LIMITED, KEEN SKY GLOBAL LIMITED and Snow Bear Capital Limited, respectively. TW Cayman’s registered office is at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

Top Wealth (BVI) Holding Limited was incorporated as the holding company of Top Wealth Group (International) Limited on January 18, 2023 as part of the reorganization. TW BVI is a limited liability company, and a wholly-owned subsidiary of TW Cayman. TW BVI is a holding company and does not have any operations.

Top Wealth Group (International) Limited was incorporated on September 22, 2009 under the laws of Hong Kong.

Risk Factor Summary

Investing in our Ordinary Shares involves a high degree of risk. Below is a summary of material factors that make an investment in our Ordinary Shares speculative or risky. Importantly, this summary does not address all of the risks that we face. Please refer to the information contained in and incorporated by reference under the heading “Risk Factors” on page 9 of this prospectus for additional discussion of the risks summarized in this risk factor summary as well as other risks that we face. These risks include, but are not limited to, the following:

•        our limited history of operation;

•        our ability to successfully expand in our existing market segments and penetrate new market segments;

•        increased competition in the business and industry that we are involved in;

•        reliance on a limited number of customers;

•        our financial performance, including our revenues, cost of revenues, operating expenses, and our ability to attain and sustain profitability;

•        our ability to generate and sustain positive cash flow;

•        our ability to attract and retain qualified employees and key personnel;

•        general business, economic conditions in Hong Kong, China and elsewhere in the world where we have operations; and

•        the uncertainty of the political and regulatory development in Hong Kong and China.

•        The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We will likely be required to obtain approval from Chinese authorities to list on U.S exchanges. If we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Ordinary Shares may significantly decline or be worthless, which would materially affect the interest of the investors. See “Risk Factors — Risks Related to Doing Business in the PRC — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We will likely be required to obtain approval from Chinese authorities to list on U.S exchanges. If we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Ordinary Shares may significantly decline or be worthless, which would materially affect the interest of the investors.” on page 11 of the prospectus.

•        Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us. See “Risk Factors — Risks Related to Doing Business in the PRC — Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.” on page 11 of the prospectus.

•        The approval of the China Securities Regulatory Commission is not required in connection with this offering, but we cannot guarantee it will not be required in the future. See “Risk Factors — Risks Related to Doing Business in the PRC — The approval of the China Securities Regulatory Commission is not required in connection with this offering, but we cannot guarantee that it will not be required in the future” on page 12 of the prospectus.

Transfers of Cash to and from Our Subsidiaries

Our management monitors the cash position of each entity within our organization regularly and prepares budgets on a monthly basis to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to provide adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors, we will enter into an intercompany loan for the applicable subsidiary.

TW Cayman is permitted under the laws of the Cayman Islands to provide funding to TW BVI through loans or capital contributions without restrictions on the amount of the funds. TW BVI is permitted under the respective laws of BVI to provide funding to TW HK through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividend transfers from BVI to the Hong Kong.

As a holding company, TW Cayman may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. As of the date of this prospectus, TW Cayman and its subsidiaries do not have any plans to distribute earnings or settle amounts in the foreseeable future. During the fiscal years ended December 31, 2022 and 2021, there was no cash transfer between the holding company and its subsidiaries. No dividends or distribution have been made to date between the holding company and the subsidiaries.

Implications of Our Being an “Emerging Growth Company”

As a company with less than US$1.235 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A”;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Implications of Being a Controlled Company

We are, and will remain, a “controlled company” as defined under the Nasdaq Stock Market Rules, as our Chief Executive Officer and Chairman of the Board, Mr. Wong Kim Kwan Kings, owns 67.2% of the voting right represented by our issued and outstanding Ordinary Shares. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our Board of Directors must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        An exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption after we complete this offering. If we elected to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors after we complete this offering.

Additionally, pursuant to Nasdaq’s phase-in rules for newly listed companies, we have one year from the date on which we are first listed on Nasdaq to comply fully with the Nasdaq listing standards. We do not plan to rely on the phase-in rules for newly listed companies and will comply fully with the Nasdaq listing standards at the time of listing.

Corporate Information

Our principal executive offices are located at Units 714 & 715, 7F, Hong Kong Plaza, 118 Connaught Road West, Hong Kong. Our telephone number at this address is +852 36158567. Our registered office in the Cayman Islands is located at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our agent for service of process in the United States is _________________________________ located at____________________.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is https://www.imperialcristalcaviar.com/. The information contained on our website is not a part of this prospectus.

THE OFFERING

Below is a summary of the terms of the offering

Issuer	Top Wealth Group Holding Limited
Securities offered by us	Ordinary Shares, par value US$0.0001 per share.
Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per Ordinary Share.
Ordinary Shares outstanding prior to the offering	Ordinary Shares.
Over-allotment option	We have granted the underwriters an option for a period of [*] days to purchase up to additional Ordinary Shares, if any.
Ordinary Shares to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional Ordinary Shares in full).
Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately US$            , or approximately US$            if the underwriters exercise their over-allotment option to purchase additional Ordinary Shares in full, assuming an offering price of US$            per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering primarily for business expansion and brand promotion, and general corporate purposes, including working capital. See “Use of Proceeds” for additional information.

Proposed Nasdaq Trading Symbol and Listing

We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “TWG” This offering is contingent upon us listing our Ordinary Shares on Nasdaq Capital Market or another national exchange. No assurance can be given that such listing will be approved or that a liquid trading market will develop for our Ordinary Shares.

Underwriter Warrants:

We will sell warrants (the “Representative’s Warrants”) to the underwriters, for a nominal consideration of US$0.01 per warrant, to purchase a number of Ordinary Shares equal to 5% of the total number of Ordinary Shares sold in this offering. The underwriters will not receive any Representative’s Warrants for the Ordinary Shares sold pursuant to the over-allotment option. The Representative’s Warrants shall have an exercise price equal to 120% of the offering price of the Ordinary Shares sold in this offering. The Representative’s Warrants may be exercised in cash or via cashless exercise, will be exercisable starting from six (6) months from the commencement of sale of this offering and will terminate on the fifth anniversary of the commencement of sales of this offering.

Lock-up

Our directors, executive officers, and shareholder who own 5% or more of the outstanding Ordinary Shares have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Ordinary Shares or securities convertible into Ordinary Shares for a period of [*] days commencing on the date of this prospectus. See “Underwriting” for additional information.

Transfer Agent	[*]
Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before investing in our Ordinary Shares.

The number of Ordinary Shares to be outstanding after this offering is based on 750 Ordinary Shares outstanding as of May 17, 2023.

Unless we specifically state otherwise, the information in this prospectus assumes no exercise by the underwriters of the over-allotment option.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment.

Risks Related to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate

All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to laws and regulations of the Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Our operating subsidiary is located and operates its business in Hong Kong, a special administrative region of the PRC. The operating subsidiary, or TW HK does not have operation in Mainland China and is not regulated by any regulator in Mainland China. As a result, the laws and regulations of the Mainland China do not currently have any material impact on our business, financial condition and results of operation. Furthermore, except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of the Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long arm provisions under the current Mainland China laws and regulations, there remain regulatory and legal uncertainty with respect to the implementation of laws and regulations of Mainland China to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the laws of the Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our operating subsidiary in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

In the event that we or our Hong Kong operating subsidiary were to become subject to laws and regulations of Mainland China, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving Mainland China laws and regulations, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our operating subsidiary and us, given the substantial operations of our operating subsidiary in Hong Kong and the PRC government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations in the Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties, and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our operating subsidiary’s operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of Mainland China laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in the Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        delay or impede our development;

•        result in negative publicity or increase our operating costs;

•        require significant management time and attention;

•        cause devaluation of our securities or delisting; and,

•        subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

Our business, financial conditions and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of the Mainland China which may become applicable to Hong Kong and thus to company such as us.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

We have no operations in Mainland China. Our operating subsidiary, or TW HK is located and operate in Hong Kong, a special administrative region of the PRC. As of the date of this prospectus, the PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities in Hong Kong, outside of Mainland China. Based on our understanding of the mainland China laws and regulations currently in effect as of the date of this prospectus, as TW HK is located in Hong Kong, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange and consummate this Offering. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our operating subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Investors are cautioned that you are buying shares of a Cayman Islands holding company with operations conducted in Hong Kong by its subsidiaries.

TW Cayman is a holding company incorporated in the Cayman Islands with no material operations of its own. As a holding company with no material operations of its own, TW Cayman conducts its operations in Hong Kong through its subsidiaries, TW HK, our operating subsidiary incorporated in Hong Kong. The Ordinary Shares offered in this offering are shares of TW Cayman, the Cayman Islands holding company, instead of shares of our Hong Kong subsidiary. Investors in this offering will not directly hold equity interests in the Hong Kong subsidiary.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We will likely be required to make filing with/obtain approval from Chinese authorities to list on U.S exchanges. If we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Ordinary Shares may significantly decline or be worthless, which would materially affect the interest of the investors.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in HK may be indirectly influenced by changes in PRC laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. Although we are not directly subject to certain Chinese regulatory requirements and inspections, we may be indirectly affected due to direct legal impact on our PRC suppliers. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part or our supplier’s part to ensure compliance with such regulations or interpretations.

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the Company’s app be removed from smartphone app stores.

As such, the Company’s business may be subject to various government and regulatory interference. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Chinese government may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and in the value of our Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in HK-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, our Ordinary Shares may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to list on U.S. exchange in the future.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

The HK subsidiary was formed under and are governed by the laws of the HK, however, we may be subject to the uncertainties of PRC legal system. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in HK, our operations may be governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The approval of the China Securities Regulatory Commission is not required in connection with this offering, but we cannot guarantee that it will not be required in the future.

On December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On February 24, 2023, the CSRC published Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice on Filing Management Arrangements for Overseas Listings of Domestic Enterprises published by CSRC on February 17, 2023, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, may arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

We understand that as of the date of this prospectus, the Company has no operations in China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Company has no current operations in China, should we have any future operations in China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. While the Company has no current operations in China, should we have any future operations in China these regulatory agencies may also impose fines and penalties on our operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Based on management’s internal assessment that the Company and its subsidiary currently have no material operations in the PRC, the Management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) the Company operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that our HK subsidiary is not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and our subsidiary is required to obtain such permissions or approvals, (ii) any of our subsidiaries inadvertently concludes that relevant permissions or approvals were not required or (iii) any of our subsidiaries did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

The Chinese government may intervene or influence our Chinese supplier and its exclusive overseas agent’s operations at any time, or may exert more control over how our PRC-based supplier operate their business or cooperate with us. This could result in a material change in our PRC-based supplier’s operations and indirectly the value of our Ordinary Shares.

We rely on one PRC-based sturgeon farm for our supply of caviar, with which we entered into supplier agreement through its exclusive overseas agent. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which our PRC-based supplier and its exclusive overseas agent is subject to may change rapidly and with little advance notice. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our supplier or its exclusive overseas agent’s current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        Delay or impede our supplier’s development;

•        result in negative publicity or increase our supplier’s operating costs;

•        require significant management time and attention; and/or

•        subject us to remedies, administrative penalties and even criminal liabilities that may harm our supplier’s business, including fines assessed for our supplier’s current or historical operations, or demands or orders that our supplier modifies or even ceases their business practices.

The PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need to strengthen the administration over illegal securities activities and the supervision of China-based companies seeking overseas listings. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development or public interest before carrying our mergers, restructuring or splits that affect or may affect national security. These statements were recently issued and their official guidance and interpretation remain unclear at this time.

The Chinese government may intervene or influence our PRC-based supplier’s operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based companies, which may result in a material change in our PRC-based operations. Any legal or regulatory changes that restrict or otherwise unfavorably impact our PRC-based supplier’s ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent any new or more stringent measures are implemented, our supplier’s and our business, financial condition and results of operations could be adversely affected, and the value of our Ordinary Shares could decrease or become worthless.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules”, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in Mainland China and controlled by companies or individuals of Mainland China to obtain the approval of the China Securities Regulatory Commission, or CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on December 24, 2021, the CSRC released the Administrative Regulations of the State Council Concerning the Oversea Issuance of Security and Listing by Domestic Enterprise (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), for public opinion, and if they become law, will require mainland China-based companies applying to list on overseas exchanges to report and file certain documents with the CSRC within three (3) working days after making initial applications with overseas security exchanges for initial public offerings and listings. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which will come into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in mainland China or its main places of business are located in mainland China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in mainland China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

Top Wealth Group Holding Limited is a holding company incorporated in the Cayman Islands with its operating subsidiary based in Hong Kong, as of the date of this prospectus, we have no subsidiary, variable interest entity (“VIE”) structure or any direct operations in Mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of Mainland China. Further, we are headquartered in Hong Kong, with our chief executive officer, chief financial officer and all members of the board of directors of Top Wealth Group Holding Limited being based in Hong Kong are not Mainland China citizens and all of our revenues and profits are generated by our subsidiaries in Hong Kong. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defence, foreign affairs and other matters that are not within the scope of autonomy). Therefore, based on our understanding of the PRC laws and regulations currently in effect, as of the date of this prospectus, the CSRC’s approval is not required for the listing and trading of our Ordinary Shares in the U.S. exchange as provided under the M&A Rules, and we would not be subject to filing requirements with the CSRC as provided under the Trial Measures.

As of the date of this prospectus, we are advised by our Hong Kong counsel, David Fong & Co., that we are not required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

Based on our understanding of the PRC laws and regulations currently in effect, as of the date of this prospectus, neither we nor any of our subsidiaries, are subject to the M&A Rules, the Trial Measures, or the regulations or policies that have been issued by the CSRC as of the date of this prospectus, nor are we currently covered by permission requirements from the CSRC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CSRC to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CSRC as of the date of this prospectus. Further, as of the date of this prospectus, neither we nor any of our subsidiaries has ever applied for any such permission or approval, as we currently are not subject to the M&A Rules. However, if there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Operating Subsidiaries.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current principles and policies regarding Hong Kong will remain unchanged for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong under the United States-Hong Kong Policy Act of 1992. This includes special treatment in areas including but not limited to customs tariffs, export controls, immigration, foreign investment, and extradition. The suspension or elimination of Hong Kong’s preferential treatment and continued tension between the United States and the PRC could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could materially and adversely affect our business and operations. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Changes and the downturn in the economic, political, or social conditions of Hong Kong, Mainland China and other countries or changes to the government policies of Hong Kong and Mainland China could have a material adverse effect on our business and operations.

Our operations are located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and Mainland China generally. Economic conditions in Hong Kong are sensitive to Mainland China and the global economic conditions. Any major changes to Hong Kong’s social and political landscape will have a material impact on our business.

The Mainland China economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the economy in the Mainland China has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on Hong Kong and us.

Furthermore, on July 14, 2020, the former President of the U.S., Mr. Donald Trump, signed the Hong Kong Autonomy Act and an executive order to remove the preferential trade status of Hong Kong, pursuant to § 202 of the United States-Hong Kong Policy Act of 1992. The U.S. government has determined that Hong Kong is no longer sufficiently autonomous to justify preferential treatment in relation to the PRC, especially with the issuance of the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) on July 1, 2020. Hong Kong will now be treated as Mainland China, in terms of visa application, academic exchange, tariffs and trading, etc. According to § 3(c) of the executive order issued on July 14, 2020, the license exception for exports and re-exports to Hong Kong and transfer within the PRC is revoked, while exports of defense items are banned. On the other hand, the existing punitive tariffs the U.S. imposed on the Mainland China will also be applied to Hong Kong exports. Losing its special status, Hong Kong’s competitiveness as a food trading hub may deteriorate in the future as its tax benefits as a result of preferential situation no longer exists and companies might prefer exporting through other cities. The level of activities of domestic exports and re-exports and other trading activities in Hong Kong may decline owing to the tariff being imposed on Hong Kong exports and the export restriction. In the event that Hong Kong loses its position as a food trading hub in Asia, the demand for food export or re-export from Hong Kong and thus our business, financial conditions and results of operations, may be adversely affected. According to the Hong Kong Policy Act Report issued by the Department of State in 2021, 2022 and 2023, since July 2020, the suspension of an agreement concerning surrender of fugitive offenders and the terminations of an agreement concerning transfer of sentenced persons and an agreement concerning certain reciprocal tax exemptions, there were no terminations pursuant to § 202(d) of the United States-Hong Kong Policy Act of 1992 or determinations under § 201(b) up to the date of this registration statement. The executive order to remove the preferential trade status of Hong Kong remains in effect. Since July 2020 and as of the date of this registration statement, the removal of the preferential trade status of Hong Kong did not have a material impact on our business and operations.

Additionally, the outbreak of war in Ukraine in 2022 has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial conditions, liquidity and business outlook of our business.

Risks Relating to our Corporate Structure

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the Cayman Islands.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our Directors or officers or to enforce judgments obtained in the United States courts against our Directors and officers. For further information regarding the relevant laws of the Cayman Islands and Hong Kong, please refer to the section titled “Regulations”.

Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our Directors to us under the Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which has persuasive, but not binding authority, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands laws may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

We have been advised by our Cayman Islands legal counsel,      , that there is uncertainty as to whether the courts of the Cayman Islands would:

•        recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•        entertain original actions brought in each respective jurisdiction against us or our Directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)     is given by a foreign court of competent jurisdiction;

(b)    imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)     is final;

(d)    is not in respect of taxes, a fine or a penalty;

(e)     was not obtained by fraud; and

(f)     is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands laws to inspect corporate records, other than the Memorandum and Articles of Association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Our directors have discretion under our Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this Offering. However, if we choose to follow the Cayman Islands’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors, or our Controlling Shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, please refer to the section titled “Description of Share Capital — Differences in Corporate Law”.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. Based on the current interpretation of the ES Act, we believe that our Company is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there is no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

We are a holding company incorporated in the Cayman Islands, and we rely on dividends and other distributions on equity paid by our subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from Top Wealth Group Holding Limited to our subsidiaries or from our subsidiaries to TW Cayman, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering them worthless.

Our controlling shareholders have substantial influence over the Company. Their interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

Prior to this Offering, our issued and outstanding Ordinary Shares are owned as to 74.67% by Winwin Development (BVI), which is in turn beneficially owned as to 90% and 10% by Mr. Wong Kim Kwan Kings, our chief executive office, chairman and director, and Mr. Chong Kin Fai, respectively. Our Chief Executive Officer, Kim Kwan Kings Wong has 67.2% beneficial ownership currently. Upon completion of this Offering, Winwin Development (BVI) will own approximately    % of our issued and outstanding Ordinary Shares assuming the underwriters do not exercise their over-allotment option and approximately % of our issued and outstanding Ordinary Shares if the underwriters’ over-allotment option is exercised in full.

Because our controlling shareholder has consideration influence over our corporate matters, his interests may differ from the interests of our company as a whole and may have potential conflicts of interest with us. Accordingly, our controlling shareholders could control the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. The controlling shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Without the consent of our controlling shareholders, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. Currently, we do not have any arrangements with our principal shareholder to address potential conflicts of interest. If we cannot resolve any conflict of interest or dispute between us and the controlling shareholder, we may have to resort to legal actions, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. For further information regarding our principal shareholders and their affiliated entities, please refer to the section titled “Principal Shareholders”.

Risks Related to our Business and Industry

We have a short operating history and are subject to risks and uncertainties associated with operating in a rapidly developing and evolving industry. Our limited operating history makes it difficult to evaluate our business and prospects.

We established our caviar business in Hong Kong in August 2021 and have subsequently experienced rapid growth. We expect we will continue to expand as global market presence, broaden our product portfolio, enlarge our customer bases and explore new market opportunities. However, due to our limited operating history, our historical growth rate may not be indicative of our future performance. Our future performance may be more susceptible to certain risks than a company with a longer operating history in a different industry. Many of the factors discussed below could adversely affect our business and prospects and future performance, including:

•        our ability to maintain, expand and further develop our relationships with customers;

•        our ability to introduce and manage new caviar products in response to changes in customer demographics and consumer tastes and preferences;

•        the continued growth and development of the caviar industry;

•        our ability to maintain the quality of our caviar products;

•        our ability to effectively manage our growth;

•        our ability to compete effectively with our competitors in the caviar industry; and

•        our ability to attract and retain qualified and skilled employees.

You should consider our business and prospects in light of the risks and uncertainties we face as a fast growing company operating in a rapidly developing and evolving market. We may not be successful in addressing the risks and uncertainties listed above, among others, which may materially and adversely affect our business and prospects and future performance.

We rely significantly on a PRC sturgeon farm as our sole supplier for the supply of caviar. Any disruption in the provision of caviar from the PRC sturgeon farm and our inability to identify alternative caviar supplier may affect our business operations and financial results.

We rely significantly on a PRC sturgeon farm as our sole supplier for the supply of caviar. In April 2022, we entered into an exclusive supply agreement with the PRC sturgeon farm, which appointed us as its exclusive distributor in Hong Kong and Macau for conducting overseas distribution and granted us the rights to procure caviar directly from it for a term of 10 years. During the years ended December 31, 2022 and 2021, our procurement from the PRC sturgeon farm amounted to approximately HK$47.9 million (US$6.1 million) and HK$2.0 million (US$0.26 million), respectively, representing approximately 86.1% and 100% of our total purchases for the corresponding year.

Our success relies heavily on a stable and adequate supply of caviar from the PRC sturgeon farm. If our business relationships with the PRC sturgeon farm is interrupted, we may lose our competitive advantage of providing caviar products with premium quality and stability, which in turn may materially and adversely affect our brand image, financial conditions and results of operations.

There is no assurance that our exclusive supply agreement with the PRC sturgeon farm will not be early terminated or it will be renewed on commercially favorable terms upon its expiration. We cannot assure you that we would be able to identify alternative suppliers on commercially acceptable terms in the event of any early termination or non-renewal of the exclusive supply agreement or in the event of any disruption, delay or inability on the part of the PRC sturgeon farm in making sufficient and quality supply to us, which may thereby result in material and adverse effects on our business, financial conditions and operating results. Further, should there be any changes in the commercial terms of the exclusive supply agreement especially to the effect that we could no longer act as the exclusive distributor of the PRC sturgeon farm in Hong Kong and Macau, we may face an increase in competition and we may not be able to continue to procure caviar from the PRC sturgeon farm on commercially acceptable terms.

We operate in a highly regulated industry.

Both the PRC and Hong Kong are parties to the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”). Pursuant to the Protection of Endangered Species of Animals and Plants Ordinance (Chapter 586 of the Laws of Hong Kong) (the “PESO”), the importation, introduction from the sea, exportation, re-exportation and possession or control of specified endangered species of animals and plants, along with parts and derivatives of those species, are regulated under the PESO. Schedule 1 to the PESO sets out a list of species and categorizes them into different appendices which are regulated with varying degrees of control under the PESO. Sturgeons are included as regulated species under the PESO. For further details on the regulations applicable to us and our business, please refer to the section titled “Regulations”.

With respect to our importation of caviar from the PRC sturgeon farm into Hong Kong, the PRC sturgeon farm is responsible for applying for and obtaining CITES permit from the relevant regulatory authority in the PRC; whereas the supply chain management company is responsible for applying for and obtaining import license from the Director of Agriculture, Fisheries and Conservation Department of Hong Kong on our behalf. The CITES permit needs to be submitted to the customs of HK before the caviar is accepted to HK territories. As of the date of this prospectus, the PRC sturgeon farm, through its sole appointed distributor for overseas market, possesses the requisite import and export qualification and permit in the PRC. We have obtained all required CITES permits as well as the export and re-export license in respect of each batch of caviar exported to Hong Kong.

With respect to our exportation of caviar from Hong Kong to foreign countries, we have engaged the supply chain management company to apply for and obtain re-export license from the Director of Agriculture, Fisheries and Conservation Department of Hong Kong on our behalf.

In the event that the PRC sturgeon farm or we were found to be in violation of the relevant laws and regulations in respect of CITES, and such violations materially impacted the ability of the PRC sturgeon farm or us to continue to export caviar, our business operation will be significantly disturbed, and our business, financial conditions, results of operations and prospects could be materially and adversely affected.

We confirm that all the required CITES permits and export and re-export licenses required for our business operation have been received. To ensure third party compliance with the applicable permitting and licensing requirements, we have employed the following control measures:

•        We require the PRC sturgeon farm to provide the requisite import and export qualification and permit in the PRC for our confirmation each year;

•        We examine the required CITES permit in respect of each batch of caviar exported by the PRC sturgeon farm passed through its distributor to us. If we discover that the distributor has failed to obtain the required CITES permit, we reject the respective batch of caviar exported to us; and

•        We examine the re-export license obtained by the supply chain management company on our behalf and ensure the supply chain management company obtain all the required licenses.

In the event that that the PRC sturgeon farm fails to obtained the required CITES permits, the shipment may experience delay in clearance, seized by authorities or returned. In the event that the supply chain management company fails to obtain the required re-export license on our behalf, we may face prosecution, fine and forfeiture of our products. In such events our business, financial conditions, our results of operations and prospects could be materially and adversely affected by the disruption of supply and the failure to export.

Furthermore, the relevant laws, regulations and rules are subject to modification and change. We cannot predict the impact that any such change would have on the caviar industry generally or on our business in particular. Any legislative or regulatory change that imposes further restriction on, among other things, the production, processing, import or export of caviar, could disrupt our supply of caviar or increase our compliance costs, which could materially and adversely affect our business, financial condition, results of operations and prospects.

There is no assurance that our customers will continue to place purchase orders with us.

All of our customers place purchase orders with us on an as-needed basis. We normally enter into distributorship agreement with our F&B related distributor customers for a term of one year. During the contract term, our F&B related distributor customers are entitled to place purchase orders with us for each of our products at the unit price, which is typically agreed at a fixed price per kilogram, set forth in the distributorship agreement. There is no assurance that our F&B related distributor customers will renew the framework sales agreement with us with similar terms and conditions.

Further, all of our customers place purchase orders with us on an as-needed basis. There is no assurance that our major customers will continue to place purchase orders with us in the future. In the event that any of our major customers ceases to place purchase orders with us, reduces the amount of their purchase orders with us, or requests for more favorable terms and conditions, our business, results of operations, financial conditions and future prospects may be adversely affected.

Our four largest customers accounted for a significant portion of our total revenue for the year ended December 31, 2022.

We derive a substantial portion of our revenue from a limited number of major customers. For the year ended December 31, 2022, there were four customers each generated over 10% of our total revenue for the year, and they in aggregate accounted for approximately 82.6% of our total revenue for the year. One of these four customers is our related party and all of our transactions with such related party have been ceased after December 31, 2022. Our top five customers are SUNFUN (China) Limited, accounting for 37.4% of our sales volume in 2022, Channel Power Limited, accounting for 17.7% of our sales volume in 2022, Beauty and Health International Company Limited, accounting for 15% of our revenue in 2022, Beauty and Health International E-Commerce Limited, accounting for 12.5% of our sales volume in 2022, and Mother Nature Health (HK) Limited, accounting for 9.4% of our sales volume in 2022. There is no assurance that any of our major customers will continue to place purchase orders with us in the future. In the event that any of these major customers ceases to place purchase orders with our Group or reduces the amount of their purchase orders with us, our business, results of operations, financial condition and future prospects may be adversely affected.

We rely on third-party distributors to place our products into the market and we may not be able to control our distributors.

Our customers primarily include distributors in food and beverage industry, where their end customers are luxurious hotels and restaurants. As we mainly sell and distribute our products through distributors, any one of the following events could result in fluctuation or decline in our revenue and could result in material adverse impact on our financial conditions and results of operations:

•        reduction, delay or cancelation of orders from one or more of our distributors;

•        failure to renew distributorship agreements and maintain relationships with our existing distributors;

•        failure to establish relationships with new distributors on favorable terms; and

•        inability to timely identify additional or replacement distributors upon the loss of one or more of our distributors.

We may not be able to successfully manage our distributors. If the sales volume of our caviar products to consumers are not maintained at a satisfactory level, our distributors may not place or lower their purchase orders placed with us. The occurrence of any of these factors could result in a significant decrease in the sales volume of our products and therefore adversely affect our financial conditions and results of operations.

Any failure to maintain food safety and consistent quality could have a material and adverse effect on our brand, business and financial performance.

Food safety and quality control are of paramount importance to our reputation and business. To ensure food safety and quality, we have established a comprehensive set of standards and requirements covering each facet of our supply chain, ranging from procurement, logistics, warehousing to packaging as detailed in the section titled “Business — Quality

Control.” However, due to the rapid growth in scale of our operations, there is no assurance that our quality control systems will prove to be effective at all times, or that we can identify any defects in our quality control systems in a timely manner. We face an inherent risk of food contamination and liability claims. Any food contamination that we fail to detect or prevent could adversely affect the quality of our caviar products, which could lead to liability claims, and the imposition of penalties or fines by relevant authorities.

In addition, the quality of the caviar procured by us is subject to factors beyond our control. There can be no assurance that our caviar supplier or logistic service provider will always able to adopt appropriate quality control systems and meet our stringent quality control requirements in respect of the products or services they provide. Any failure of our caviar supplier or logistic service provider to provide satisfactory products or services could harm our reputation and adversely impact our operations.

Furthermore, we currently do not maintain any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful product liability claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments.

Our business is subject to changes in consumer demand, preferences and spending patterns.

Our success is, and will continue to be, dependent on our ability to select, source and sell quality caviar products. However, there is no assurance that we will always succeed in selecting and sourcing quality caviar supplies that cater to the preferences and needs of consumers or achieve anticipated sales at competitive prices. Further, consumers’ willingness to purchase our caviar products may fluctuate as a result of changes in economic conditions, disposable income, lifestyle and publicity of our caviar products or our competitors. If we fail to successfully adapt our business strategy, brand image and product portfolio to changes in market trends or shifts in consumer preferences and spending patterns, our business, financial conditions and results of operations may be materially and adversely affected.

Failure to compete effectively may adversely affect our market share and profitability.

The industry we operate in is competitive with respect to, among other things, brand recognition, consistent quality, services and prices. Our competitors include a variety of regional, national and international caviar suppliers. Furthermore, new competitors may emerge from time to time, which may further intensify the competition. Increased competition may reduce our margins and market share and impact brand recognition, or result in significant losses. When we set prices, we have to consider how competitors have set prices for the same or similar products. When they cut prices or offer additional benefits to compete with us, we may have to lower our own prices or offer additional benefits or risk losing market share, either of which could harm our financial conditions and results of operations.

Some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more comprehensive distribution network, better access to consumers, higher penetration in certain regions or greater financial, technical or marketing resources than we do. In addition, some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to secure more caviar supplies or to their digitalized supply chain management system. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial conditions and results of operations.

Our ability to effectively compete will depend on various factors, including expansion of our global market presence, enhancement of our sales and marketing activities, expansion of product portfolio and customer base. Failure to successfully compete may prevent us from increasing or sustaining our revenue and profitability and potentially lead to a loss of market share, which could have a material and adverse effect on our business, financial conditions and results of operations.

Our business depends significantly on the market recognition of our trademarks and brand names. Any damage to our trademarks, brand names or reputation, or any failure to effectively promote our brands, could materially and adversely impact our business and results of operations.

We believe that the market recognition of our trademarks and brand names among our customers have contributed significantly to the growth and success of our business. Therefore, maintaining and enhancing the recognition and image of our brands is critical to our ability to differentiate our caviar products and to compete effectively. Nevertheless, whether we are able to maintain and enhance the recognition and image of our brands is subject to our ability in:

•        maintaining the popularity, attractiveness, diversity and quality of our caviar products;

•        maintaining or improving customers’ satisfaction with the quality of our caviar products;

•        offering and maintaining a wide selection of high-quality caviar products;

•        increasing brand awareness through marketing and brand promotion activities; and

•        preserving our reputation and goodwill in the event of any negative publicity, internet and data security, product quality, price authenticity, or other issues affecting us or the caviar industry.

In the event consumers perceive or experience a reduction in the quality of our products or service, or consider in any way that we fail to deliver quality products consistently, our brand value could suffer, which could have a material and adverse effect on our business.

Furthermore, our established brand recognition may attract imitators who intentionally use highly similar trademarks, trade names and/or logos with ours to mislead potential consumers, which may significantly harm our reputation and brand image, thereby causing a decline in our financial performance, reduction in our market share, as well as an increase in the amount of resources for our anti-counterfeiting efforts. We cannot assure you that our measures will provide effective prevention and any infringement act could adversely affect our reputation, results of operations and financial condition.

We may not be able to adequately protect our intellectual properties, or we may be subject to intellectual property infringement claims or other allegations by third parties, either of which could adversely affect our business and operations.

We rely on a combination of trademarks, copyrights, trade secrets and other intellectual property laws to protect our trademarks, copyrights, trade secrets and other intellectual property rights. Details of our intellectual property rights are set out in the section titled “Business — Intellectual Properties”. As at the date of this prospectus, we have registered a trademark, “” in each of Hong Kong, Macau and the PRC, respectively.

We cannot ensure that third parties will not infringe our intellectual property rights. We may, from time to time, have to initiate litigation, arbitration or other legal proceedings to protect our intellectual property rights. Regardless of the judgment, such process would be lengthy and costly as well as divert management’s time and attention, thereby resulting in material and adverse impacts on our business, financial conditions and results of operations.

Conversely, there is also a risk that third parties may bring a claim against us for infringing their intellectual property rights, thereby requiring us to defend or settle any related intellectual property infringement allegations or disputes. Defending against such claims could be costly, and if we are unsuccessful in defending such claims, we may be prohibited from continuing to use such proprietary information in the future, or may be compelled to pay damages, royalties or other expenses for the use of such proprietary information. Any of the above could negatively affect our sales, profitability, business operations and prospects.

We rely on the supply chain management company for the transportation of caviar products.

In general, we are responsible for the transportation of products to the destination specified by our customers on or before our prescribed time. The transportation costs and other related expenses are borne by us. We engaged the supply chain management company for delivering our products to the destination specified by our customers through cold-chain. Notwithstanding we have implemented comprehensive set of operation manual and technical protocols with respect to temperature, hygiene and physical conditions for caviar in transit, we cannot assure you that the supply chain management company would follow strictly, and the services provided by the supply chain management company may be interrupted, suspended or cancelled due to unforeseen events, which could cause the rotting of our caviar products and increase our loss rate.

Failure to manage our inventory effectively could increase our loss rate, lower our profit margins, or cause us to lose sales, either of which could have a material adverse effect on our business, financial conditions and results of operations.

Managing our inventory effectively is critical to the success of our business. Since caviar is perishable in nature, if we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. Moreover, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. These factors may materially and adversely affect our results of operations and financial conditions. Further, we are exposed to inventory risks as a result of a variety of factors beyond our control, including changes in consumer preferences or economic conditions, uncertainty of market acceptance of new caviar products, etc. We cannot assure you that there will not be under-stocking or over-stocking of inventory.

We have leased the food processing factory from the supply chain management company for carrying out the packaging of our caviar products and we may not be able to renew the current lease or relocate the food processing factory.

We do not own any real properties and we rely on leased premises as our food processing factory for processing our caviar products. The lease agreement for our food processing factory has a term of 18 months and may be renewed upon mutual agreement. There is no assurance that such tenancy agreement will not be terminated before its expiration or will be renewed on commercially favorable terms.

In the event that the tenancy agreement is terminated or not renewed, our business and operation may be interrupted and adversely affected as we will have to relocate our food processing factory to other premises. In the event that we fail to relocate our food processing factory to suitable alternative premises in a timely manner or at all, our business operations, financial position, results of operations and reputation would be adversely affected.

Even if we are able to relocate our food processing factory to an alternative premises, such relocation will incur relocation costs, which may be substantial and in turn adversely affect our financial conditions. Besides, in the event that our rental expenses for the food processing factory increase, our operating expenses will increase which will in turn materially and adversely affect our business, results of operations and prospects.

Failure to maintain and renew the food factory license for our food processing factory premises may materially and adversely our business and results of operations.

Pursuant to section 31(1) of the Food Business Regulation (Chapter 132X of the Laws of Hong Kong) (“FBR”), no person shall carry on or cause, permit or suffer to be carried on any food factory business except under and in accordance with a food factory license from the Food and Environmental Hygiene Department of Hong Kong (the “FEHD”), which is required for the food business involving the preparation of food for sale for human consumption off the premises.

The FEHD may grant a provisional food factory license to a new applicant who has fulfilled the basic requirements in accordance with the FBR pending fulfilment of all outstanding requirements for the issue of a full food factory license. A provisional food factory licenses is valid for a period of six months or lesser and a full food factory license is valid generally for a period of one year, both subject to payment of the prescribed license fees and continuous compliance with the requirements under the relevant legislation and regulations. A provisional food factory license is renewable once and a full food factory license is renewable annually.

We have leased a food processing factory located in Tsuen Wan, Hong Kong from the supply chain management company for carrying out the packaging and labelling of our caviar products. The food processing factory has obtained a full food factory license from the Food and Environmental Hygiene Department of Hong Kong which is essential for food business involving the preparation of food for sale for human consumption off the premises. The license is valid for one year from April 18, 2023 to April 17, 2024, subject to further renewal. In compliance with the FBR, we rely on the landlord of our food processing factory premises to apply for, maintain and renew the food factory license from the FEHD for the operation of our food processing factory premises. There is no assurance that our food processing factory premises will obtain the required food factory license. If we or the landlord fails to comply with the applicable requirements or any required conditions, the food factory license may be suspended, cancelled or denied renewal upon its expiry, which could result in disruption to our ongoing business and thereby materially and adversely affect our business, financial position, results of operations and prospects. We may also be liable to fines and/or other legal consequences for failure to obtain the necessary approvals, licenses and permits, which may materially and adversely affect our business and results of operations.

We rely on a supply chain management company for the operation of the food processing factory and provision of labor for food packaging.

We rely on a supply chain management company for the operation of our food processing factory. In order to maintain the quality and freshness of our caviar, our food processing factory is equipped with temperature control system that mandates a prescribed temperature range. Any unexpected and adverse changes in the optimal storage conditions of our food processing factory may expedite the deterioration of such products and in turn heighten the risk of inventory obsolescence or exposure to litigation matters.

Further, we rely on the supply chain management company for the provision of labor for carrying out food packaging at our food processing factory. There is no guarantee that the supply chain management company will continue to supply labor at fees acceptable to us or our relationship with them could be maintained in the future. Any disruption, delay or inability of the supply chain management company in supplying processing labor to us may materially and adversely affect our business, results of operations, financial conditions and prospects.

There is no assurance that the quality of works provided by the processing staff can fulfil the requirements of us or our customers. We may not be able to monitor the performance of the processing staff supplied by the supply chain management company as directly and efficiently as with our own labor, thereby exposing us to the risks associated with non-performance, late performance or sub-standard performance of the processing staff. Since we remain accountable to our customers for the performance of the processing staff, we may incur additional costs or be subject to liability under the relevant contracts between us and our customers for the processing staff’s unsatisfactory performance, thereby resulting in material adverse impacts on our reputation, business operation and financial position.

We are subject to credit risk in relation to the collectability of our trade receivables from customers.

We generally grant a credit period of 30 to 60 days to our customers. We cannot assure you that our customers will make payment in full to us on a timely basis. Delays in receiving payments from or non-payment by our customers may result in pressure on our cash flow position and our ability to meet our working capital requirements. Our liquidity and cash flows from operations may be materially and adversely affected if our collection periods lengthen further or if we encounter any material defaults of payment, or provisions for impairment, of our trade receivables from customers. Should these events occur, we may be required to obtain working capital from other sources, such as from third-party financing, in order to maintain our daily operations, and such financing from outside sources may not be available at acceptable terms or at all.

We may not be able to maintain our historical growth rates or gross profit margins, and our operating results may fluctuate significantly. If our results fall below market expectations, the trading price of our Ordinary Shares may be affected.

We have experienced significant growth in our revenue and gross profit in the past two years. We cannot assure you that we will be able to maintain our revenue growth or gross profit margins at historical levels, or at all. Moreover, our operating results may fluctuate significantly as a result of numerous factors, many of which are outside of our control. These factors include, among others:

•        our ability to maintain and further promote our operating subsidiary as a world-renowned supplier of caviar products;

•        our ability to attract new customers, maintain existing customers and expand our market share;

•        the success of our marketing and brand building efforts;

•        the timing and market acceptance of new products introduced by us or our competitors;

•        our ability to broaden our product portfolio at a reasonable cost and in a timely manner;

•        fluctuations in demand for our products as a result of changes in pricing policies by us or our competitors;

•        our ability to develop new products in response to changes in customer demographics and consumer tastes and preferences; and

•        changes in global economic conditions.

Our business and reputation may be affected by product liability claims, litigation, complaints or adverse publicity in relation to our products.

As the caviar products we sell are for human consumption, there is an inherent health risk which may result from tampering by unauthorized third parties, or product contamination or degeneration, including the presence of foreign contaminants, chemicals, substances or other agents or residues during the various stages of farming, processing and transportation.

Litigation and complaints from consumers or government authorities concerning quality, health or other issues may affect our industry as a whole and may cause consumers to avoid consuming the caviar products that we sell. Any litigation or adverse publicity surrounding any of these allegations may negatively affect our businesses, regardless of whether the allegations are true, thereby discouraging consumers from buying our products. In addition, litigation could result in judgments for significant damages against us. Regardless of the result of litigation, we may also incur significant litigation costs and the diversion of management time as a result of litigation.

Moreover, unfavorable studies or media reports (including those regarding the health impact of caviar) may have a negative impact on the public perception of caviar, whether or not the claims are accurate. We cannot guarantee that our products will not cause any health-related illnesses or injury in the future, or that we will not be subject to claims or litigation relating to such matters. If any of the above were to occur, our sales could be negatively impacted, which could have a material and adverse effect on our business, financial conditions, results of operation and prospects.

Any negative publicity regarding our Company, management team, employees or products, regardless of its veracity, could adversely affect our business.

As a fast-growing supplier of luxury caviar products, our image is highly relevant to the public’s perception of us as a business in entirety, which includes not only the quality, safety and competitiveness of our products, but also our corporate management and culture. We cannot guarantee that no one will, intentionally or incidentally, distribute information about us, especially regarding the quality and safety of our products or our internal management matters, which may result in negative perception of us by the public. Any negative publicity about us, management team, employees or products, regardless of veracity, could lead to potential loss of consumer confidence or difficulty in retaining or recruiting talent that is essential to our business operations. As a result, our business, financial conditions, results of operations, reputation and prospects may be materially and adversely affected.

We may incur higher costs in connection with our branding and marketing efforts, and some marketing campaigns may not be effective in attracting or retaining consumers.

We are dedicated to enhancing our brand awareness. As part of our sales and marketing efforts, we have proactively participated in food expo and set up pop-up stores across the world. We have also collaborated with famous food bloggers and used different online platforms and media coverage to promote and strengthen the publicity of our products. We regularly invite chefs of notable hotels and restaurants to our tasting events. However, we cannot guarantee that our marketing efforts will be well received by customers and result in higher sales. In addition, marketing trends and approaches in the caviar market are evolving, which requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences. Failure to refine our marketing approaches or to adopt new, more cost-effective marketing techniques could negatively affect our business, growth prospects and results of operations.

We have limited insurance to cover our potential losses and claims.

We purchase and maintain insurance policies that we believe are customary with the standard commercial practice in our industry and as required under the relevant laws and regulations. However, we cannot guarantee that our insurance policies will provide adequate coverage for all the risks in connection with our business operations. Consistent with customary practice in the caviar industry, we do not carry any business interruption, product liability, or litigation insurance. If we were to incur substantial losses and liabilities that are not covered by our insurance policies, we could suffer significant costs and diversion of our resources, which could have a material and adverse effect on our financial conditions and results of operations. We may be required to bear our losses to the extent that our insurance coverage is insufficient.

We are subject to risks relating to litigation and disputes, which could adversely affect our business, prospects, results of operations and financial conditions, and may face significant liabilities as a result.

We may be subject to litigation, disputes or claims of various types brought by our competitors, suppliers, customers, employees, business partners, lenders or other third parties. We cannot assure you that we will not be subject to disputes, complaints or legal proceedings in the future, which may damage our reputation, evolve into litigations or otherwise have a material adverse impact on our reputation and business.

Should any future claims against us fall outside the scope and/or limit of insurance coverage, our financial position may be adversely affected. Regardless of the merits, legal proceedings can be time-consuming and costly, and may divert our management’s attention away from our business operation, thereby adversely affecting our business operation and financial position. Legal proceedings which result in unfavorable judgment against us may cause financial losses and damages to our reputation, thereby materially and adversely affecting our business, financial position, results of operations and prospect.

Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

We have engaged Frost & Sullivan to prepare a commissioned industry report that analyzes the global caviar industry. Information and data relating to the global caviar industry have been derived from Frost & Sullivan’s industry report. Statistical data included in the Frost & Sullivan report also include projections based on a number of assumptions. The caviar industry may not grow at the rate projected by market data, or at all. Any failure of the caviar industry to grow at the projected rate may have a material adverse effect on our business and the market price of our Ordinary Shares. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We have not independently verified the data and information contained in the Frost & Sullivan report or any third-party publications and reports Frost & Sullivan has relied on in preparing its report. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this Offering, we were a private group operating our businesses in Hong Kong. As a result of this Offering, our Company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial conditions and results of operations.

We may not be able to obtain finance from time to time to fund our operations and maintain growth.

In order to fund our operations and maintain our growth or expand our business beyond the scale permitted by the net proceeds from this Offering, we may need to obtain future funding including equity financing or banking facilities from our banks from time to time. However, we may face the limitation of not having sufficient amount of security or pledge to secure additional debt financing. Further, there may be occasions where we are unable to obtain financing at commercial terms favorable or acceptable to us or at all. If these circumstances arise, our business, results of operations, and growth could be compromised.

Our growth prospects may be limited if we do not successfully implement our future plans and growth strategy.

We devise our future plans as set out in the sections titled “Business — Growth Strategies” and “Use of Proceeds” based on circumstances currently prevailing and bases and assumptions that certain circumstances will or will not occur, as well as the risks and uncertainties inherent in various stages of implementation.

Our growth is based on assumptions of future events which include (a) the continuous growth in the caviar industry; (b) our ability in further expanding our global market presence; (c) our ability in strengthening our sales and marketing activities; (d) expansion in our sources of caviar as well as product portfolio; and (e) expansion in our customer base. Furthermore, our future business plans may be hindered by other factors that are beyond our control, such as competition within the caviar industry and market conditions. Therefore, there is no assurance that any of our future business plans will materialize within the planned timeframe, or that our objectives will be fully or partially accomplished.

Our prospects must be considered in light of the risks and challenges which we may encounter in various stages of the development of our business. If the assumptions which underpin our future plans prove to be incorrect, our future plans may not be effective in enhancing our growth, in which case our business, financial conditions and results of operations may be adversely affected.

We may grow, in part, through acquisitions, which involve various risks, and we may not be able to identify or acquire companies consistent with our growth strategy or successfully integrate acquired businesses into our operations.

We may intend to pursue opportunities to expand our business by acquiring other companies in the future. Acquisitions involve risks, including those relating to:

•        identification of appropriate acquisition candidates;

•        negotiation of acquisitions on favorable terms and valuations;

•        integration of acquired businesses and personnel;

•        implementation of proper business and accounting controls;

•        ability to obtain financing, at favorable terms or at all;

•        diversion of management attention;

•        retention of employees and customers;

•        non-employee driver attrition;

•        unexpected liabilities; and

•        detrimental issues not discovered during due diligence.

Acquisitions also may affect our short-term cash flow and net income as we expend funds, potentially increase indebtedness and incur additional expenses. If we are not able to identify or acquire companies consistent with our growth strategy, or if we fail to successfully integrate any acquired companies into our operations, we may not achieve anticipated increases in revenue, cost savings and economies of scale, our operating results may actually decline and acquired goodwill and intangibles may become impaired.

We are dependent on our senior management team and other key employees, and the loss of any such personnel could materially and adversely affect our business, operating results and financial conditions.

We believe that our performance and success is, to a certain extent, attributable to the extensive industry knowledge and experience of our key executives and personnel. Our continued success is dependent, to a large extent, on the ability to attract and retain the services of the key management team. However, competition for key personnel in our industry is intense. We may not be able to retain the services of our directors or other key personnel, or attract and retain high-quality personnel in the future. If any of our key personnel departs from us, and we are not able to recruit a suitable replacement with comparable experience to join us on a timely basis, our business, operations and financial conditions may be materially and adversely affected.

Acts of God, acts of war, epidemics and other disasters could materially and adversely affect our business.

Our business is subject to the general and social conditions in Hong Kong, the PRC and other jurisdictions in or to which our caviar products are grown, produced, distributed or consumed. Natural disasters, epidemics, acts of God and other disasters that are beyond our control could adversely affect the economy, infrastructure and livelihood of the people of such jurisdictions. Our business, results of operations and financial conditions could be adversely affected if these natural disasters occur. Moreover, political unrest, wars and terrorist attacks may cause damage or disruption to us, our employees, suppliers or customers, any of which could adversely affect our business, results of operations, financial conditions or share price. Potential war or threat of terrorist attacks may also cause uncertainty and cause our business to suffer in ways that we cannot currently predict. We cannot control the occurrence of these catastrophic events and our business operations will at the times be subject to the risks of these uncertainties.

Any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases, including the COVID-19 outbreak, may materially and adversely affect our business, financial conditions and results of operations.

Any future occurrence of force majeure events, natural disasters or outbreaks of epidemics and contagious diseases, including avian influenza, severe acute respiratory syndrome, H1N1 influenza, Ebola virus and the recent COVID-19 outbreak in Hong Kong, the PRC and other jurisdictions in or to which our caviar products are grown, produced, distributed or consumed may materially and adversely affect our business, financial conditions and results of operations. An outbreak of an epidemic or contagious disease or other adverse public health developments in the world could result in a widespread health crisis and restrict the level of business activities in affected areas, which may, in turn, materially and adversely affect our business.

Since late 2019, the outbreak of a novel strain of coronavirus named COVID-19 has resulted in a high number of fatalities and materially and adversely affected the global economy. Widespread lockdowns, closure of work places, restrictions on mobility and travel were implemented by governments of different countries to contain the spread of the virus.

We cannot assure you that any future occurrence of natural disasters or outbreaks of epidemics and contagious diseases, or the measures taken by the government of different countries in response to such contagious diseases will not seriously disrupt our operations or those of our customers or suppliers, which may materially and adversely affect our business, financial conditions and results of operations.

Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.

We may be subject to a variety of cybersecurity, data privacy, data protection, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations, such as the Data Protection Act (As Revised) of the Cayman Islands, apply not only to third-party transactions, but also to transfers of information within our organization, which relates to our investors, employees, contractors and other counterparties. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or non-compliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial conditions, and results of operations.

Fluctuations in exchange rates could result in foreign currency exchange losses, which may adversely affect our financial conditions, results of operations and cash flows.

We sourced our caviar from a sturgeon farm located in the PRC, hence a substantial portion of our purchases were denominated in RMB. Meanwhile, the sales to our customers were billed and settled in HKD. Therefore, we are exposed to foreign exchange risks. The value of HKD against RMB and other currencies may fluctuate and is affected by, among other factors, the policies of the PRC government and changes in the PRC’s and international political and economic conditions. As we did not enter into any formal hedging policy, foreign currency exchange contracts or derivative transactions, we are exposed to foreign currency fluctuations. Any appreciation or depreciation of RMB relative to HKD would affect our financial results.

Further, it is difficult to predict how market forces or Hong Kong, Mainland China, the U.S. or other government policies may impact the exchange rate among HKD, RMB, USD and other currencies in the future. To the extent that we need to convert USD we receive from this Offering into HKD for our operations, appreciation of the HKD against USD would have an adverse effect on the HKD amount we would receive. Moreover, fluctuation in the exchange rate will affect the relative value of earnings from and the value of any foreign currency-denominated investments our Group make in the future. Should we face significant volatility in these foreign exchange rates and we cannot procure any specific foreign exchange control measures to mitigate such risks, our results of operations and financial performance shall be adversely affected.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the US dollars at the rate of approximately HKD7.8 to USD1.0. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and HKD suffer devaluation, the HKD cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks Related to our Ordinary Shares and this Offering

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCAA”), requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditor. Our auditor, Onestop Assurance PAC, headquartered in Singapore, has been inspected by the PCAOB on a regular basis. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit Onestop Assurance PAC to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA Act, as the same may be amended, or if the agreement between the PCAOB and the CRSC on August 26, 2022 does not succeed, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCAA Act. If trading in our Ordinary Shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA and the AHFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. It remains unclear what the SEC’s implementation process related to the above rules and amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above rules and amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction

The HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 22, 2021, United States Senate passed the HFCAA, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

Despite that we have a U.S.-based auditor that is registered with the PCAOB and subject to PCAOB inspection, there are still risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction. Such risks include, but are not limited to that trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities.

There has been no public market for our Ordinary Shares prior to this Offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

Prior to this Offering, there has been no public market for our Ordinary Shares. Although we have applied to have our Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid public market for our Ordinary Shares will develop. If an active public market for our Ordinary Shares does not develop following the completion of this Offering, the market price of our Ordinary Shares may decline and the liquidity of our Ordinary Shares may decrease significantly.

The initial public offering price for our Ordinary Shares will be determined by negotiation between us and the Underwriters and may vary from the market price of our Ordinary Shares following our initial public offering. We cannot assure you that the price at which the Ordinary Shares are traded after this Offering will not decline below the initial public offering price. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their Ordinary Shares due to insufficient or a lack of market liquidity of our Ordinary Shares.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to you.

The trading price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and Mainland China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading price of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares.

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

•        political, social and economic conditions in Mainland China and Hong Kong;

•        the market reaction to the COVID-19 pandemic;

•        variations in our revenue, profit, and cash flow;

•        the operating and stock price performance of other companies, other industries and other events or factors beyond our control;

•        fluctuations of exchange rates among HKD, RMB, and USD;

•        general market conditions or other developments affecting us or the caviar industry in which we operate;

•        actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

•        changes in financial estimates or recommendations by securities research analysts;

•        detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholders, other beneficial owners, our business partners, or our industry;

•        announcements by us or our competitors of new product offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•        additions to or departures of our senior management;

•        litigation or regulatory proceedings involving us, our officers, Directors, or Controlling Shareholders;

•        developments in information technology and our capability to catch up with the technology innovations in the industry;

•        the realization of any of the other risk factors presented in this prospectus;

•        changes in investors’ perception of our Company and the investment environment generally;

•        the liquidity of the market for our Ordinary Shares;

•        release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

•        sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will be traded.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial conditions or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial conditions and results of operations.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our Ordinary Shares begin trading on the Nasdaq Capital Market, our Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares.

Sales of substantial amounts of our Ordinary Shares in the public market after the completion of this Offering, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Ordinary Shares sold in this Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be           Ordinary Shares outstanding immediately after this Offering, or           Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full. In connection with this Offering, we, our officers, directors, and shareholders holding 5% or more of the issued and outstanding Ordinary Shares have agreed not to sell any of our Ordinary Shares or are otherwise subject to similar lockup restrictions for [six] months after the date of this prospectus without the prior written consent of the representatives of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares. Please refer to the section titled “Underwriting” for a more detailed description of the restrictions on selling our securities after this Offering.

You must rely on price appreciation of our Ordinary Shares for return on your investment because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial conditions, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value after this Offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares. Please refer to the section titled “Dividend Policy” section for more information.

Exercise of options granted under the Equity Incentive Plan or issue of awarded shares under the Equity Incentive Plan may result in dilution to our shareholders.

Prior to the closing of this Offering, we intend to adopt the Equity Incentive Plan. We do not plan to grant any options under the Equity Incentive Plan prior to the completion of this Offering. Following the issuance of new Ordinary Shares upon exercise of any options that may be granted under the Equity Incentive Plan, there will be an increase in the number of issued Ordinary Shares. As such, there may be a dilution or reduction of shareholding of existing Shareholders which results in a dilution or reduction of our earnings per Ordinary Share and net asset value per Ordinary Share. In addition, the fair value of options to be granted to eligible participants under the Equity Incentive Plan will be charged to our consolidated statements of profit or loss and other comprehensive income over the vesting periods of the options. Fair value of the options shall be determined on the date of granting of the options. Accordingly, our financial results and profitability may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material non-public information under Regulation Fair Disclosure.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands’ practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

As a Cayman Islands company to be listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market listing standards. However, the Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance after we complete this Offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market listing standards applicable to U.S. domestic issuers.

There is no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and (taking into account the expected proceeds from this Offering) the value of the assets held by our strategic investment business, the expected proceeds from this Offering as well as projections as to the market price of our Ordinary Shares immediately following the completion of this Offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there is no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Ordinary Shares and on the receipt of distributions on our Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

Upon completion of this Offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the Nasdaq Capital Market detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups (“JOBS”) Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•        being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

•        not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•        reduced disclosure obligations regarding executive compensation; and

•        exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have only provided two years of audited financial statements and have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our Ordinary Shares less attractive if we rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter, (ii) the end of the fiscal year during which we have total annual gross revenues of US$1.235 billion or more, (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt, or (iv) the last day of our fiscal year following the fifth anniversary of the completion of this Offering.

You should read the entire prospectus carefully and we strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the listing.

We wish to emphasize to prospective investors that we do not accept any responsibility for the accuracy or completeness of the information contained in any press articles or other media coverage regarding us or the offering, and such information that was not sourced from or authorized by us. We make no representation to the appropriateness, accuracy, completeness or reliability of any information contained in any press articles or other media coverage about our business or financial projections, share valuation or other information. Accordingly, prospective investors should not rely on any such information and should rely only on information included in this prospectus in making any decision as to whether to invest in our Ordinary Shares.

USE OF PROCEEDS

Based upon an assumed initial public offering price of US$            per Ordinary Shares (the mid-point of the range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this offering, after deducting the underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us, of approximately US$            assuming the underwriters do not exercise its over-allotment option.

We plan to use the net proceeds we receive from this offering for the following purposes:

	Use of Net Proceeds Approximate in US$	%
Business expansion into North America, Europe, Asia, Middle East and South America		$50%
Brand promotion of our house caviar brand		27%
Working capital		23%
Total		$100%

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have some flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

Except as disclosed below, we have never declared or paid any cash dividends on our Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of ______ __, 2023

•        on an actual basis; and

•        on an as adjusted basis to reflect (i) the issuance and sale of the Ordinary Shares by us in this offering at the initial public offering price of US$[•] per Ordinary Share, (ii) issuance of share pursuant to consultant stock option equivalent to 4% of the total number of shares of the Company before initial public offering the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated discounts, non-accountable expense allowance and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of [ ], 2023
	Actual	Pro Forma As adjusted(1)
	Actual	Without Exercise of the Over- allotment Option(3)	Full Exercise of the Over- allotment Option(4)
	US$	US$	US$
Equity
Ordinary shares, $0.0001par value, 500,000,000 Ordinary Shares authorized, 750 Ordinary Shares issued and outstanding; [ ] Ordinary Shares issued and outstanding, as adjusted	$
Additional paid-in capital(2)
Retained earnings
Accumulated other comprehensive income (loss)
Total equity	$	$	$

Total capitalization	$	$	$

____________

(1)      Reflects the sale of Ordinary Shares in this offering at the initial public offering price of US$[            ] per share, this and after deducting the estimated underwriting discounts, and estimated offering expenses payable by us. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. (See note 2 below). “Without Exercise of the Over-allotment Option” column does not give effect to shares sold pursuant to the exercise of the over-allotment option, if any. “Full Exercise of the Over-allotment Option” column assumes [            ] Ordinary Shares are sold pursuant to the exercise of the over-allotment option.

(2)      Reflects the sale of Ordinary Shares in this offering at the assumed initial public offering price of US$[            ] per share, and after deducting the estimated underwriting discounts, and estimated offering expenses payable by us. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. We expect to receive net proceeds of (a) approximately US$[            ] in the event the over-allotment option is not exercised (US$[            ] offering, less underwriting discounts of US$[            ], non-accountable expense allowance of US$[__], reimbursement of the underwriters’ out-of-pocket expenses of US$[            ] and other offering expenses of approximately US$[            ]) or (b) approximately US$[            ]in the event the over-allotment option is exercised (US$[            ] offering, less underwriting discounts of US$[            ], non-accountable expense allowance of US$[__], reimbursement of the underwriters out-of-pocket expenses of US$[            ] and other offering expenses of approximately US$[            ]).

(3)      Reflects the issuance and sale of [ ] Ordinary Share at the initial public offering, including [ ] Ordinary Shares issued by the Company pursuant to the consultant stock option

(4)      Assuming full exercise of underwriters’ over-allotment option.

The number of Ordinary Shares to be outstanding after this offering is based on [•] Ordinary Shares as of [            ], 2023 and excludes:

DILUTION

If you invest in our Ordinary Shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per Ordinary Share after this offering. Our net tangible book value as of was US$            per Ordinary Share.

Our historical net tangible book value as of [            ], 2023 was US$___ million, or US$___ per Ordinary Share. Our historical net tangible book value is the amount of our total tangible assets less our liabilities. Historical net tangible book value per Ordinary Share is our historical net tangible book value divided by the number of outstanding Ordinary Shares as of [            ], 2021.

After giving effect to the sale of Ordinary Shares that we are offering at an assumed initial public offering price of US$            per share, after deducting underwriting discounts, the non-accountable expense allowance, and estimated offering expenses payable by us, our net tangible book value on an adjusted basis as of [            ], 2023 would have been US$            per Ordinary Share. This amount represents an immediate increase in net tangible book value of US$            per Ordinary Share to our existing shareholders and an immediate dilution of US$            per Ordinary Share to new investors purchasing Ordinary Shares in this offering. We determine dilution by subtracting the as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for an Ordinary Share.

The following table illustrates this dilution:

Assumed initial public offering price per share	US$
As adjusted net tangible book value per share as of	US$
Increase per share attributable to this offering	US$
As adjusted net tangible book value per share after this offering	US$
Dilution per share to new investors in this offering	US$

A US$            increase (decrease) in the assumed initial public offering price of US$            per Ordinary Share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value per share by US$            , and increase (decrease) dilution to new investors by US$            per share, in each case assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts, the non-accountable expense allowance, and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional Ordinary Shares in this offering, the as adjusted net tangible book value after the offering would be US$            per share, the increase in net tangible book value to existing shareholders would be US$            per share, and the dilution to new investors would be US$            per share, in each case assuming an initial public offering price of US$            per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The Company entered into a 10-month consultant agreement with a third party on August 1, 2022 to assist the Company in planning, coordination and implementation of corporate development as well as capital financing strategies. The consultancy fee is payable in cash and stock options, which is contingent upon the occurrence of a future event, i.e., successful initial public offering. In accordance with ASC 450, the Company did not accrue the consultancy fee for the year ended December 31, 2022 as the future event is considered likely but not more likely than not to occur. However, once the future event becomes more likely than not to occur, the Company will recognize the cash portion of consultancy fee of HK$1million its financial statements. The consultancy agreement containing only a physical variable (i.e., the successful initial public offering) is not subject to the requirement of derivatives under paragraph 815-10-15-59(a), and therefore, the consultancy agreement qualifies for the scope exclusion.

Regarding the award of stock options, the Company will grant the consultant stock option equivalent to 4% of total number of shares of the Company before public offering with the exercise price at 50% discount of the public offering price.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct our substantial operations solely in Hong Kong and have been established since 2009 and diversified into the caviar business in 2021. Since our establishment and up to 2016, we had mainly engaged in trading of sports and related products. We ceased our trading business in 2017 and had been inactive from 2017 to 2021 prior to launching our caviar business.

Headquartered in Hong Kong, we are a fast-growing supplier of luxury caviar products. We are currently specialized in supplying high quality sturgeon caviar. We are one of the major suppliers of caviar in Hong Kong with the capacity of supplying long-term and exclusive batch of caviar directly from sturgeon farm.

Since we established our caviar business in August 2021, we had supplied caviar to our customers under their brand labels (i.e. private labelling) or without brand labels. Subsequently in November 2021, we established our own caviar brand, “Imperial Cristal Caviar”, and started selling caviar under our own brand as well. With its exquisite package design, our branded caviar is ideal to be presented as both culinary delights and festive gifts. Imperial Cristal Caviar has continuously achieved tremendous sales growth since its launch in the market.

Our customers primarily include food and beverage (“F&B”) related distributors, luxurious hotels and restaurants such as 5-star and 6-star hotels and Michelin-star restaurants. We have strategically focused on business-to-business sales (B2B) which would allow us access to our customers’ sales network and consumer base that helps us maximize the reach of our products swiftly and effectively. As our caviar products gain popularity worldwide, our customer base has continuously expanded as a result of customers’ referral and our marketing efforts.

Recent Trends and Initiatives

The growth of high-net-worth individuals, technological development and supportive policies are projected to collaboratively drive the prosperity of global caviar market.

•        Ever-growing numbers of global high-net-worth individuals and increasing demands for quality lifestyles: The substantial rise in the global economy over the years resulted in an apparent increase in the growth of ultra-high-net-worth individuals worldwide, with the number hitting record highs annually. As caviar turns to be synonymous with luxury in Western culture, it has long been favored by the ultra-wealthy class, which ensures the stability of the demand side. Besides, driven by the popularization of quality lifestyle, the growing number of high-net-worth individuals, who have cultivated full awareness of caviar’s health benefits and skincare functions, are projected to generate more demands for caviar products in the foreseeable future.

•        Technological advancement in sturgeon-farming and caviar processing: The nature of long-lived, late-maturing sturgeon makes it difficult for artificially-farmed sturgeon to quickly make up for the market gap left by the banned wild-caught sturgeon. To fulfil the unsatisfied downstream demands, the market players keep advancing technologies to boost the production of artificially propagated caviar. Meanwhile, with the technological development of the global aquaculture industry, the efficiency of caviar processing and preparation is expected to surge, thus driving the expansion of caviar production volume.

•        Series of supportive policies to boost caviar production: To prosper the production of caviar, countries around the globe rolled out supportive policies to propel the artificial reproduction of sturgeon, protect the sturgeon species, and standardize the relevant industries. Besides, international conventions like CITES are dedicated to advocating for regulating the illegal wild-caught sturgeon trade and encouraging the artificial breeding of farmed sturgeon, thus sustaining the international trade of caviar products. Furthermore, geopolitical conflicts significantly impacted the competitive landscape of the cross-border caviar trade as Russia was sanctioned to terminate its international seafood commerce, giving opportunities to other exporters like China to increase its market share from traditional power.

Stimulated by the expanding demands, the trend of brand-building and the springing up of China’s market, the global caviar market will see continuous growth in the following years.

•        Downstream consumption demands to be extensive and diversified: As caviar is proven to be an excellent source of omega-3 and six fatty acids, and other vitamins and minerals, the nutrition benefits of caviar got highly recognized by the market worldwide. The diversification of downstream consumption demands is expanding the caviar’s application in the nutraceutical, cosmeceutical and pharmaceutical industries. Currently, except for food garnish and other edible uses, caviar is gradually applied for skin moisturizing, skin texture improvement and obesity treatment, etc. This wide range of benefits for caviar in the cosmetic and pharmaceutical sectors is projected to continue to boost demand in the future years.

•        Emerging branding trend brews market vitality: Currently, as the majority of market players are wholesalers who supply raw materials to top-tiered brands, caviar’s market layout is featured by decentralization. However, due to the strong bargaining power of named brands, they enjoy higher profit margins of terminal retail than manufacturers and suppliers. Predictably, the sturgeon farming enterprises are expected to launch self-owned brands, enlarge the investment in brand building and market to global consumers for more profit.

•        The caviar market in China will see explosive growth: Encouraged by the modernization of Chinese aquaculture, increasing sturgeon domestication gives rise to domestic caviar production in China. Today, China’s caviar is among the most affordable and the highest quality in the world, giving the Chinese caviar cartel considerable market control. However, for the masses in China, caviar is still a rare figure on the family table. Driven by continuous economic growth, consumers in China’s high-tier cities are arousing their willingness to afford luxurious consumption for quality lifestyle and health benefits, which is projected to incentivize the future explosive growth of China’s caviar market.

Key Factors Affecting Our Business

We believe that our performance is principally affected by the following key factors:

•        Demographic and macroeconomic trends.    Ever-growing numbers of global high-net-worth individuals and increasing demands for quality lifestyles: The substantial rise in the global economy over the years resulted in an apparent increase in the growth of ultra-high-net-worth individuals worldwide, with the number hitting record highs annually. As caviar turns to be synonymous with luxury in Western culture, it has long been favored by the ultra-wealthy class, which ensures the stability of the demand side. Besides, driven by the popularization of quality lifestyle, the growing number of high-net-worth individuals, who have cultivated full awareness of caviar’s health benefits and skincare functions, are projected to generate more demands for caviar products in the foreseeable future.

Downstream consumption demands to be extensive and diversified:    As caviar is proven to be an excellent source of omega-3 and six fatty acids, and other vitamins and minerals, the nutrition benefits of caviar got highly recognized by the market worldwide. The diversification of downstream consumption demands is expanding the caviar’s application in the nutraceutical, cosmeceutical and pharmaceutical industries.

Currently, except for food garnish and other edible uses, caviar is gradually applied for skin moisturizing, skin texture improvement and obesity treatment, etc. This wide range of benefits for caviar in the cosmetic and pharmaceutical sectors is projected to continue to boost demand in the future years.

•        Expansion into major consumer market in Europe and United States.    Our ability to expand our global market presence in developed markets with a strong consumer base, such as Europe, the United States, Japan, Dubai, Australia and Southeast Asia (collectively, the “Target Regions”). We intend to establish representative offices at each of the Target Regions to access the local consumers. We currently plan to recruit local sales and marketing staff to conduct marketing activities in such regions, ranging from (i) conducting product promotion; (ii) brand building; (iii) maintaining regular communication with local customers; (iv) collecting feedbacks from local consumers on our products; and (v) maintaining regular communication and interaction with different industry players, so we can stay abreast of the latest trend and development of local consumers’ tastes.

•        Our ability to successfully execute our strategies and implement our initiatives.    Our performance will continue to depend on our ability to successfully execute our strategies and to implement our current and future initiatives. The key strategies include pursuing new customers in major markets in Europe and the United States including:

•        maintaining the popularity, attractiveness, diversity and quality of our caviar products;

•        maintaining or improving customers’ satisfaction with the quality of our caviar products;

•        offering and maintaining a wide selection of high-quality caviar products;

•        increasing brand awareness through marketing and brand promotion activities;

•        preserving our reputation and goodwill in the event of any negative publicity, internet and data security, product quality, price authenticity, or other issues affecting us or the caviar industry;

•        our ability to enter into sales distribution agreements in the jurisdictions we planned to expand to and distribute our products to our end-users and strategic partners overseas through a third party logistics company;

•        our ability to launch successful marketing and sales activities to sell our products;

•        our ability to enter into supply agreements with new potential suppliers and maintain relationship with our existing suppliers at competitive prices;

•        our ability to raise additional funds for operations; and

•        our ability to enhance our operational efficiency.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures used by our management are discussed below. The percentages on the results presented below are calculated based on the rounded numbers.

Net Sales

Net sales is equal to gross sales minus sales returns as well as any sales incentives that we offer to our customers, such as rebates and discounts that are offsets to gross sales, and certain other adjustments. Our net sales are driven by changes in case volumes, product inflation prior to pricing of our products, and mix of products sold.

Gross Profit

Gross profit is equal to our net sales minus our cost of goods sold. Cost of goods sold primarily includes inventory costs (net of supplier consideration) and inbound freight. Cost of goods sold generally changes as we incur higher or lower costs from our suppliers and as our customer and product mix changes.

Results of Operations

Comparison of Fiscal Year Ended December 31, 2022 and December 31, 2021

The following financial data are derived from, and should be read in conjunction with, our audited financial statements for the year ended December 31, 2022.

A summary of the Company’s operating results for the year ended December 31, 2022 and for the year ended December 31, 2021 are as follows:

	Year ended December 31		Year on year change
	2022	2021
	USD	USD	USD	%
Revenue	8,512,929	19,615	8,493,314	43,300.1
Cost of Sales	(4,309,747)	(4,313)	(4,305,434)	99,824.6
Gross Profit	4,203,182	15,302	4,187,880	27,368.2
Administrative Expenses	(466,477)	(21,004)	(445,473)	2,120.9
Selling Expenses	(1,456,347)	(11,186)	(1,445,161)	12,919.4
Profit/(loss) before tax	2,280,358	(16,888)	2,297,246	(13,602.8)

The Company began the caviar business in 2021. In the first year the Company recorded minor losses due to administrative and set up costs. In 2022, revenue increased by 433 times to USD8,512,929 from USD19,615 in 2021. This is attributable to the marketing efforts of the Company and selling of products under our own brand which was launched in November 2021. The gross profit margin is approximately 50% for 2022. Administrative expenses increased in 2022 due to increased headcount and manpower , deprecation and operating lease payments.

Moving forward the Company is optimistic and expects the results to improve further as more and more people are aware of our brand.

Cost of revenues

During the years ended December 31, 2021 and 2022, our Group’s cost of revenues was mainly comprised of purchase costs. For the years ended December 31, 2021 and 2022, our cost of revenues amounted to USD 4,313 and USD 4,309,747, respectively as our revenue increased significantly. The higher gross margin of 78% in 2021 is because all the sales in 2021 were retail sales that the price was higher than that of those wholesale in 2022.

Administrative and Selling Expenses

Our administrative expenses primarily consist of [(i) staff cost; (ii) depreciation; (iii) operating lease payments; (iv) office supplies and upkeep expenses; (v) travelling and entertainment; (vi) legal and professional fees and (vii) miscellaneous expenses. The following table sets forth the breakdown of our administrative expenses for the years ended December 31, 2022 and 2021:

	Year ended December 31
	2022		2021
	USD	%	USD’	%
Staff Cost	110,024	23.6	—	—
Depreciation	164,851	35.3	2,484	11.8
Operating lease payment	53,282	11.4	7,077	33.7
Office supplies and upkeep expenses	29,997	6.4	6,061	28.9
Audit fee	23,126	5.0	385	1.8
Entertainment	20,072	4.3	732	3.5
Travelling expense	18,142	3.9	721	3.4
Sample and scrap inventory	11,440	2.5	2,771	13.2
Consultancy fee	12,196	2.6	—	—
Miscellaneous	23,347	5.0	773	3.7
	466,477	100.0	21,004	100.0

Our selling expense primarily consist of marketing campaign paid to a marketing company as follows:

	Year ended December 31
	2022		2021
	USD	%	USD’	%
Marketing expense	1,444,352	99.2	11,186	100
Miscellaneous	11,995	0.8	—	—
	1,456,347	100.0	11,186	100

Our Group’s administrative and selling expenses came in at USD 1,922,824 and USD 32,190 for the years ended December 31, 2022 and 2021 respectively, representing approximately 22.6% and 171.4% of our total revenue for the corresponding years.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees. The staff costs of our Group were USD110,024 or the year ended December 31, 2022.

Depreciation expense is charged on our property, plant and equipment which included (i) office equipment and (ii) furniture and fittings.

Office supplies and upkeep expenses mainly represented office supplies, cleaning cost and the relevant utilities expenses such as electricity and water.

Travelling and entertainment mainly represented expenditure for business travel and cost incurred for social gathering and refreshment for our staff.

Legal and professional fees mainly represented auditor’s remuneration and other professional fees for training and development and staff recruitment services.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through cash generated from our operations. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the years ended December 31, 2022 and 2021:

	Year ended December 31
	2022	2021
	USD	USD
Cash and cash equivalents at beginning of the year	1,385	581

Net cash provided by operating activities	120,260	63,515
Net cash used in investing activities	(481,173)	(62,723)
Net cash provided by financing activities	576,912	12

Net increase in cash and cash equivalents	215,999	804

Cash and cash equivalents as at end of the year	217,384	1,385

During the years ended December 31, 2022 and 2021, the cash inflows from our operating activities were primarily derived from the revenue generated from our sale of caviar products, whereas the cash outflows for our operating activities mainly comprised of logistics and packaging, staff costs and administrative expenses.

Our net cash generated from operating activities primarily reflected our net income, as adjusted for non-operating items, such as depreciation of right of use assets, plant and equipment, deferred tax credit and effects of changes in working capital such as increase or decrease in inventories, accounts receivable, accounts and other payables, deposits and accruals.

During the years ended December 31, 2022 and 2021, the cash outflows from our investing activities were primarily attributable to acquisition of office equipment and leasehold improvement of our office.

During the years ended December 31, 2022 and 2021, the cash provided by financing activities were primarily attributable to the issue of capital and funds provided by our director.

Working Capital

We believe that our Company has sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this offering.

Capital Expenditures

Historical capital expenditures

Our capital expenditures during the years ended December 31, 2022 and 2021 mainly related to purchase of office equipment and leasehold improvement. For the years ended December 31, 2022 and 2021, our capital expenditures in relation to property, plant and equipment were approximately USD481 thousand and USD 62,000 respectively. We principally funded our capital expenditures through cash flows from operations during the years ended December 31, 2022 and 2021.

Off-Balance Sheet Transactions

As of December 31, 2022, we have not entered into any material off-balance sheet transactions or arrangements.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements and unaudited interim condensed consolidated financial statements:

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, shareholders’ equity, revenues and expenses during the reporting period, and the disclosure of contingent liabilities at the date of the consolidated financial statements.

On an ongoing basis, management reviews its estimates and if deemed appropriate, those estimates are adjusted. The most significant estimates include allowance for uncollectible accounts receivable, inventory valuation, useful lives and impairment for property and equipment, valuation allowance for deferred tax assets, accruals for potential liabilities and contingencies. Actual results could vary from the estimates and assumptions that were used.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at the original invoiced amount less an allowance for doubtful accounts based on the probability of future collection. The probability of future collection is based on specific considerations of historical loss patterns and an assessment of the continuation of such patterns based on past collection trends and known or anticipated future economic events that may impact collectability. To date, the management did not identify nor expect any losses resulting from uncollected receivables.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update 2014-09, “Revenue from contracts with customers,” (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company’s main revenue stream is from sales of products. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

The Company has one major stream of revenue, that is, the sale of caviar products in Hong Kong.

Foreign Currency Translation

The Company’s principal country of operations is Hong Kong. The financial position and results of its operation are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s consolidated financial statements are reported using U.S. Dollar (“US$” or “$”).

The consolidated statements of income and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As the cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in the consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statements of income and comprehensive income.

	December 31
	2022	2021
USD to HK$ Year End	7.8	7.8
USD to HK$ Average Rate	7.8	7.8

New accounting standards

We have evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the date of this report and do not believe the future adoption of any such standards will have a material impact on our consolidated financial statements.

OUR INDUSTRY

Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus has been derived from an industry report commissioned by us and independently prepared by Frost & Sullivan in connection with this Offering. All the information and data presented in this section has been derived from Frost & Sullivan’s industry report unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

OVERVIEW OF THE GLOBAL CAVIAR CONSUMPTION MARKET

Value Chain Analysis of the Global Caviar Consumption Market

The up-stream consists of sturgeon suppliers and caviar suppliers. Farming sturgeons for caviar production is costly as it can take up to ten years for female sturgeons to sexually mature in captivity. Caviar exporters are normally in-house export teams of caviar suppliers and are responsible for preparing permits and certificates, documentation for traceability, ensuring compliance with importing country regulations, and complying with customs procedures.

The mid-stream consists of distributors, wholesalers, and caviar importers. For caviars sold domestically, caviars are directly transported to distributors or wholesalers, who conduct product labelling and sell to consumption ends. For caviars sold overseas, caviars are first processed and packaged locally, and then exported to overseas distributors or wholesalers.

The downstream consists of business establishments and individual consumers. The business side includes 1) on-trade, including restaurants, bars, hotels, where caviars are served with services; 2) off-trade, including supermarkets and shops, where caviars are provided off the shelf. The individual consumer side operates through online platforms where caviars are purchased through online platforms directly by customers.

We position ourselves as a mid-stream industry participant. We (i) procure caviar from sturgeon farm in Fujian, the PRC, and import the caviar from the PRC to Hong Kong; (ii) arrange for food packaging and labelling process at our food processing factory located in Hong Kong; and (iii) deliver our caviar products to Hong Kong-based distributors for re-export to overseas. For further details, please refer to the section titled “Business”.

Analysis of the Global Caviar Production Volume

The global caviar production has increased from approximately 406.4 tons to approximately 627.7 tons from 2018 to 2022, representing a CAGR of 11.5% during the period. In 2022, China, EU, Russia, Uruguay, U.S. and Iran accounted for approximately 45.6%, approximately 31.2%, approximately 10.1%, approximately 3.7%, approximately 3.0% and approximately 2.8% of the global caviar production, respectively. In particular, China’s caviar production has surged from approximately 135.3 tons in 2018 to approximately 286.5 tons in 2022, representing a CAGR of 20.6% during the period. In fact, the production of Chinese cultured caviar grew from the miniscule of approximately 0.7 tons in 2006, witnessing an explosive growth in the past two decades. In 2018, China’s caviar production accounted for merely 33.3% of the global caviar production, escalating to 45.6% of that in 2022. EU ranks the second in global caviar production with the volume increased from approximately 164.0 tons to approximately 195.8 tons from 2018 to 2022 at a CAGR of 4.5%, and the volume is expected to further reach approximately 234.5 tons by 2027 with a CAGR of 3.7% from 2022 to 2027.

Global Caviar Production Volume by Major Region/Country
Tonnes; 2018-2027E

CAGR	Total	China	EU	Russia	U.S.	Uruguay	Iran	Others
2018 – 2022	11.5%	20.6%	4.5%	8.5%	1.6%	14.5%	16.1%	2.8%
2022 – 2027E	10.7%	16.1%	3.7%	6.2%	2.7%	11.8%	12.6%	1.1%

Source: Frost & Sullivan

Analysis of the China’s Caviar Export Volume

According to the General Administration of Customs of the PRC, the total caviar export volume has increased from approximately 128.5 tons in 2018 to approximately 266.4 tons in 2022, representing a CAGR of 20.0% during the period. In fact, the caviar export volume was adversely impacted in 2020 due to the outbreak of COVID-19 which has hampered logistics, cross-border transportation and labor availability. Looking forward, China’s caviar export volume is expected to reach 465.6 tons by 2027 with a stable CAGR of 11.8% from 2022 to 2027. In China, stringent operational licensing and approval procedures impose demanding requirements for emerging market participants. Therefore, there are only six certificated sturgeon farming companies which are officially permitted to export caviar product in China as of March 2023.

Analysis of the Caviar Export and Import Volume in Hong Kong

According to the Census and Statistics Department of Hong Kong Special Administrative Region, the total caviar import volume has increased from approximately 20.2 tons in 2018 to approximately 22.3 tons in 2022 and is expected to reach approximately 40.6 tons in 2027. Though undergoing a substantial downward trend from 2018 to 2022, Hong Kong’s caviar export volume is projected to mount a noticeable growth in 2023, climbing up to approximately 8.4 tons and is expected to grow stably to reach approximately 10.8 tons in 2027.

Analysis of the Global Caviar Market

The global consumption value of caviar products has rapidly increased over the years, attributable to the diversified downstream demands and ever-expanding target customers. During the period of 2018-2022, the market scale grew from approximately USD1,381.7 million to approximately USD2,230.4 million. The year of 2020 saw a smaller increment as global logistics were confronted with supply chain disruption during COVID-19, leaving massive unsatisfied demands to be fulfilled in 2021. From 2022 to 2027, the global caviar market is expected to experience fast growth and reach approximately USD4,251.3 million by 2027 with a CAGR of 13.8% during the period.

Global Caviar Market by Region/Country
USD Million; 2018-2027E

CAGR	China	U.S.	Europe	Russia	Others	Total
2018 – 2022	52.0%	13.8%	13.1%	13.8%	2.3%	12.7%
2022 – 2027E	34.7%	14.6%	14.8%	8.6%	3.8%	13.8%

Source: Frost & Sullivan

Market Drivers and Future Trends

Market Drivers Analysis

According to Frost & Sullivan, major drivers of the global caviar consumption market are set forth as below:

Ever-growing numbers of global high-net-worth individuals and increasing demands for quality lifestyles:    The substantial rise in the global economy over the years has resulted in an apparent increase in the growth in number of ultra-high-net-worth individuals worldwide. As caviar is considered to be synonymous with luxury in Western culture, it has long been favored by the ultra-wealthy class, which typically possess stronger purchasing power. Besides, driven by the popularization of quality lifestyle, the growing number of high-net-worth individuals, who are aware of caviar’s health benefits and skincare functions, are projected to generate more demands for caviar products in the foreseeable future.

Technological advancement in sturgeon-farming and caviar processing:    The nature of long-lived, late-maturing artificially-farmed sturgeon makes it difficult for artificially-farmed sturgeon to quickly satisfy consumer demands. To fulfil the unsatisfied downstream demands, the market players keep advancing technologies to boost the production of artificially propagated caviar. Meanwhile, with the technological development of the global aquaculture industry, the efficiency of caviar processing and preparation is expected to surge, thus driving the caviar production volume higher.

Series of supportive policies to boom caviar production:    Many countries have rolled out supportive policies to propel the artificial reproduction of sturgeon, protect the sturgeon species, and standardize the relevant industries. Besides, international conventions like CITES are dedicated to advocating for regulating the illegal wild-caught sturgeon trade and encouraging the artificial breeding of farmed sturgeon, thus sustaining the international trade of caviar products. Furthermore, geopolitical conflicts have significantly impacted the competitive landscape of the cross-border caviar trade, as Russia was sanctioned to terminate its international seafood commerce. These all create opportunities to other exporters in locations like Hong Kong to increase its market share from traditional power.

Market Trend Analysis

According to Frost & Sullivan, major trends of the global caviar consumption market are set forth as below:

Downstream consumption demands to be diversified:    As caviar is proven to be an excellent source of omega-3 and six fatty acids, and other vitamins and minerals, the nutrition benefits of caviar are highly recognized by the market worldwide. The diversification of downstream consumption demands helps introduce caviar to the nutraceutical, cosmeceutical and pharmaceutical industries. Currently, caviar is also used for products focusing on skin moisturizing, skin texture improvement and obesity treatment, etc. Caviar’s use in the cosmetic and pharmaceutical sectors is projected to boom in the future years.

Emerging branding trend creates market vitality:    Currently, as the majority of market players are wholesalers who supply raw materials to top-tiered brands, caviar’s market layout is decentralized. However, due to higher bargaining power, named brands enjoy higher profit margins from terminal retail than manufacturers and suppliers. The sturgeon farming enterprises are expected to launch self-owned brands, devote more capital in brand building and promote their products to global consumers.

China’s caviar market will see explosive growth:    Encouraged by the modernization of Chinese aquaculture, increasing sturgeon domestication gives rise to domestic caviar production in China. As of today, caviar produced in China is among the most affordable and the highest quality in the world, which helps the Chinese caviar cartel gain considerable market control. However, caviar is still a rare item on the family table for the majority of families in China. Driven by continuous economic growth, consumers in China’s first-tier cities are more interested in and capable of developing quality lifestyle that conveys health benefits. Such trend is projected to incentivize the future explosive growth of China’s caviar market.

Entry Barrier Analysis

According to Frost & Sullivan, the entry barriers of the global caviar consumption market include the following:

Regulatory hurdles:    The heavily poached sturgeon species are facing danger of extinction due to the large-scale illegal trade in wild-caught caviar. To protect the sustainability of the sturgeon species, countries across the world have rolled out policies and license requirements for companies participating in cross-border caviar trade. At the international level, the imports and exports of caviar and its derivatives require CITES certification. The complicated approval procedures create a high administrative barrier on the qualifications of new market entrants.

Resources in international trade:    Since caviar is mainly consumed in the Western developed countries, for companies engaged in international trades of caviar, it’s crucial to accumulate client resources and access to distribution channels in countries located in North America and Europe. Therefore, the nature of international caviar trade creates barriers for new market entrants, who may feel challenged when trying to understand custom regulations and trade policies, accumulating client resources and building connections with distributors.

Technical know-how and time barrier:    Starting from artificial breeding stage, farming and processing of sturgeons are characterized by high initial investment, long growth period, demanding aquacultural environment, and high-level professionalism. Over the years, market players reached revolutionary breakthroughs in technologies to boost the efficiency of sturgeon farming and caviar processing as well as improving the quality of caviar products. Besides, it takes at least 7 years for the female sturgeon to mature and spawn, and the product quality increases as the fish age. For new market entrants, the technical know-how and full-grown sturgeon resources posed obstacles to investing and implementing their operational infrastructure and increasing production in the short term.

BUSINESS

Overview

Our mission is to become a world-renowned supplier of the finest selection of caviar and offer caviar-based gourmet products around the globe with unparalleled gastronomical experience.

Headquartered in Hong Kong, we are a fast-growing supplier of caviar products. We are currently specialized in supplying high quality sturgeons caviar. Our caviar is endorsed with the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) permits, which certifies that our caviar is legally traded. We are one of the major suppliers of caviar in Hong Kong with the capacity of supplying long-term and exclusive batch of caviar directly from sturgeon farm.

Since we established our caviar business in August 2021, we had supplied caviar to our customers under their brand labels (i.e. private labelling) or without brand labels. Subsequently in November 2021, we established our own caviar brand, “Imperial Cristal Caviar”, and started selling caviar under our own brand as well. With its exquisite package design, our branded caviar is ideal to be presented as both culinary delights and festive gifts. Imperial Cristal Caviar has continuously achieved tremendous sales growth since its launch in the market.

Our customers primarily include food and beverage (“F&B”) related distributors, luxurious hotels and restaurants such as 5-star and 6-star hotels and Michelin-star restaurants. We have strategically focused on business-to-business sales (B2B) which would allow us access to our customers’ sales network and consumer base that helps us maximize the reach of our products swiftly and effectively. As our caviar products gain popularity worldwide, our customer base has continuously expanded as a result of customers’ referral and our marketing efforts.

Our caviar products are mainly sold to customers based in Hong Kong and a substantial portion are exported overseas by our customers to Europe, Asia, North America, Oceania and the Middle East. As our products gradually become more well-known in the international market, we aspire to expand our sales channels from only selling through distributors to selling our products directly to overseas customers.

Attributable to the expansion in our customer base and increase in our sales volume, our revenue increased significantly from approximately US$19,615 for the year ended December 31, 2021 to approximately US$8.5 million for the year ended December 31, 2022, representing an increase of over four hundred times; while we have turned around from a loss before tax of approximately US$16,888 for the year ended December 31, 2021 to a profit before tax of approximately US$2.3 million for the year ended December 31, 2022.

We take pride in our well-tested, reliable caviar supply chain management module, which helps ensure the palatability and freshness of our products when they reach our customers. We are among one of the few Hong Kong caviar suppliers with the capacity of supplying long-term and exclusive batch of caviar directly from sturgeon farm. In April 2022, we entered into an exclusive supply agreement with a well-established sturgeon farm in Fujian, the PRC, which appointed us as its exclusive distributor in Hong Kong and Macau for conducting overseas distribution and granted us the rights to procure caviar directly from it for a term of 10 years. This sturgeon farm is one of the six existing PRC sturgeon farms which are officially permitted to export locally-bred roe. We have engaged a Hong Kong-based supply chain management company to handle the logistics, warehousing and packaging workflows in our supply chain, so we can strategically focus on brand-building and product quality assurance.

We are dedicated to enhancing our brand awareness. As part of our sales and marketing efforts, we have proactively participated in food expo and set up pop-up stores across the world. We have also collaborated with famous food bloggers and used different online platforms and media coverage to promote and strengthen the publicity of our products. We regularly invite chefs of notable hotels and restaurants to our tasting events. Currently, our caviar are directly served on the menus of various 5-star and 6-star hotels and Michelin-star restaurants in Hong Kong.

According to the Industry Report, the global caviar market increased from approximately US$1,381.7 million in 2018 to approximately US$2,230.4 million in 2022, representing a CAGR of approximately 12.7%. Driven by (i) the growing number of high-net-worth individuals worldwide who have cultivated awareness of the health and skincare benefits of caviar; (ii) the technological advancement in sturgeon-farming and caviar processing; and (iii) series of supportive policies introduced by the governments of different countries around the globe to propel artificial reproduction of sturgeon, the global caviar market is expected to continue to grow from 2022 to 2027, reaching approximately US$4,251.3 million in 2027, representing a CAGR of approximately 13.8%.

Competitive Strengths

A fast-growing luxury caviar products supplier with a premier brand image

We position ourselves as a luxury caviar products supplier aiming to supply the finest selection of luxury caviar products and offer gourmet products around the globe with unparalleled gastronomical experience. We are currently specialized in supplying high quality sturgeons caviar. In November 2021, we established our own caviar brand, “Imperial Cristal Caviar”. Imperial Cristal Caviar is highly recognized by consumers in terms of its tastiness, texture, palatability, appearance and packaging. Our packaging carries a delicate design that conveys elegance and exclusivity and is ideal to be presented as both culinary delights and festive gifts. Our house caviar products are also well-received by chefs of 5-star and 6-star hotels and Michelin-star restaurants who serve our caviar products on their menus.

An extensive global distribution network which allows us to stay abreast of the latest trend and development of consumers’ taste

We have access to an extensive global distribution network which allows us to connect with a broad range of consumers around the world and to stay abreast of the latest trend and development of consumers’ taste. Our caviar products are mainly sold to F&B related distributors in Hong Kong, which then export and resell such goods to downstream customers such as supermarket, retail stores, F&B chain and consumers across the world. Leveraging the sales network and consumer base of our distributors, our caviar products have been exported to Europe, Asia, North America, Oceania and the Middle East. Through sales channels that cover extensive points of sale across countries and regions, we serve a variety of consumer groups with diversified demands, which deepens our market penetration and extends our geographical coverage.

A strict and comprehensive quality control system to effectively control our product safety and quality

Food safety and quality control are of paramount importance to our reputation and business. To ensure food safety and quality, we have established a comprehensive set of standards and requirements covering each facet of our supply chain, ranging from procurement, logistics, warehousing to packaging.

We have adopted a stringent policy and procedure on the selection of sturgeon farm for our procurement. Due to the perishable nature of caviar, we strictly require the sturgeon farm to complete the caviar processing procedures, which involve over 10 works steps covering roe removal from sturgeons, washing and salting of caviar, over a timeframe of 15 minutes. We have reviewed all certifications required from our caviar supplier in the PRC for, among other things, the operation of sturgeon farm in the PRC and exporting caviar products overseas. Our caviar products are endorsed with the CITES permits, which certifies that our caviar is legally traded. We conduct sample inspection on each incoming batch of caviar.

Our food processing factory is operated by the supply chain management company and we require its staff to follow a comprehensive set of operation manual and technical protocols prescribed by us. We provide instruction and regular on-the-job training to the processing staff to ensure their work standard and efficiency. In order to maintain the quality and freshness of our caviar, our food processing factory is equipped with temperature control system that mandates a prescribed temperature range. We implement strict and comprehensive measures in our food processing factory to ensure sanitation and hygiene at the premises, such as mandating the processing staff to wear standardized clothing, conducting regular inspection on the packaging equipment and performing routine maintenance and cleaning.

The supply chain management company has designated a quality control staff at our food processing factory to inspect and monitor the processing procedures. The quality control staff will conduct quality control testing and inspection throughout the packaging process and ensure the taste, size, quality and packaging of our caviar products conform with our quality standards and requirements.

Our caviar products are transported through cold-chain from the PRC sturgeon farm to the places designated by our customers in order to ensure their palatability and freshness.

Since the establishment of our caviar business and up to the date of this prospectus, we did not encounter any material food safety incidents and we had not experienced any product liability claims.

A stable and exclusive procurement source of caviar

We take pride in our well-tested, reliable caviar supply chain management module, which helps ensure the palatability and freshness of our products when they reach our customers. We are among one of the few Hong Kong caviar suppliers with the capacity of supplying long-term and exclusive batch of caviar directly from sturgeon farm. Instead of following the traditional multi-layered distribution network, we have substantially eliminated intermediaries involved in the caviar supply chain by entering into an exclusive supply agreement with a well-established sturgeon farm in the PRC in April 2022, which appointed us as its exclusive distributor in Hong Kong and Macau for conducting overseas distribution and granted us the rights to procure caviar directly from it for a term of 10 years. This sturgeon farm is one of the six existing PRC sturgeon farms which are officially permitted to export locally-bred roe. Our end-to-end supply chain business model not only improves cost efficiency, it also promotes consumers’ confidence in our caviar products as well as facilitate our sales and marketing plans.

Growth Strategies

Expand our global market presence

We strive to strengthen our global market presence in developed markets with a strong consumer base, such as Europe, the United States, Japan, Dubai, Australia and Southeast Asia (collectively, the “Target Regions”). We intend to establish representative offices at each of the Target Regions to access the local consumers. We currently plan to recruit local sales and marketing staff to conduct marketing activities in such regions, ranging from (i) conducting product promotion; (ii) brand building; (iii) maintaining regular communication with local customers; (iv) collecting feedbacks from local consumers on our products; and (v) maintaining regular communication and interaction with different industry players, so we can stay abreast of the latest trend and development of local consumers’ tastes.

As our products gradually become more well-known in the international market, we aspire to expand our sales channels from only selling through distributors to selling our products directly to overseas customers. Material obstacles that we have to overcome include (i) the competition for high-quality sales and distribution partners is intense and we may not be able to offer more favorable arrangement than our competitors; (ii) there may not be suitable distribution channels or overseas customers in the markets that we planned to expand; (iii) we may not be able to hire, train and retain skilled local sales and marketing staffs; and (iv) we may encounter difficulties in adapting our logistics and management systems to an expanded distribution network. However, leveraging our competitive strengths described in the paragraph headed “Competitive Strengths” above, we are confident that we will be able to expand our sales channels to overseas customers three years after the Offering.

Strengthen our sales and marketing activities

We plan to strengthen our sales and marketing activities and increase our market exposure and brand awareness by participating in food-expo and collaborating with luxurious restaurants, hotels and private clubs to host tasting events in different countries and regions. Further, we plan to invite the media and chefs from notable restaurants and hotels to visit the sturgeon farm operated by our supplier. We believe we can provide the participants with a better understanding of our procurement source and give them stronger assurance with respect to our product safety, quality and hygienic conditions, thereby enhancing the brand image of our products.

Expand our procurement source and broaden our product portfolio

We are committed to sourcing top-quality caviar from the best sturgeon farms around the world. We currently plan to expand our procurement source and broaden our product portfolio by exploring potential co-operations with sturgeon farms located in Europe and/or the United States. In identifying suitable caviar suppliers, we will conduct on-site inspection at the selected sturgeon farms and conduct legal and business due diligence on their background and operations. We would also verify that the caviar supplied by the selected sturgeon farms complies with the Convention on International Trade in Endangered Species of Wild Fauna and Flora. We believe that expansion in our product portfolio will provide a wider selection of caviar for our customers in terms of places of origin, as well as species and ages of sturgeon.

Depending on the availability of potential acquisition targets, we also plan to carry out vertical expansion by acquiring non-controlling stakes in suitable sturgeon farms in Europe and/or the United States. We believe that through integration with upstream sturgeon farms, we can guarantee a stable supply of caviar with consistent high quality.

Our Caviar Products and Our Own Brand

Headquartered in Hong Kong, we are a fast-growing supplier of luxury caviar products. We are currently specialized in supplying premium class sturgeons caviar. Our caviar is endorsed with the CITES permits, which certifies that our caviar is legally traded. We are one of the major suppliers of caviar in Hong Kong with the capacity of supplying long-term and exclusive batch of caviar directly from sturgeon farm.

Since we established our caviar business in August 2021, we had supplied caviar to our customers under their brand labels (i.e. private labelling) or without brand labels. Subsequently in November 2021, we established our own caviar brand, “Imperial Cristal Caviar”, and started selling caviar under our own brand as well. With its exquisite package design, our branded caviar is ideal to be presented as both culinary delights and festive gifts. Imperial Cristal Caviar has continuously achieved tremendous sales growth since its launch in the market.

The table below sets forth details of our own brand caviar products:

Product Line	:	Imperial
Sturgeon Species	:	Huso Dauricus
Roe Size	:	3.2mm – 3.4mm
Packaging Size	:	10/30/50/100/250 gram
Product Line	:	Osietra
Sturgeon Species	:	Acipenser Schrenckii and Huso Dauricus
Roe Size	:	2.9mm – 3.1mm
Packaging Size	:	10/30/50/100/250 gram

Operation Flow

The diagram below illustrates the operation flow of our product supply chain:

Receipt of purchase order from customer
Procurement of caviar from sturgeon farm
Importation from the PRC
Packaging at the Hong Kong food processing factory
Quality inspection
Local delivery/Exportation to foreign countries

(a)    Receipt of purchase order from customer

Our customers place orders with us on an as-needed basis and their purchase orders generally set forth the key terms including species of sturgeon, roe size, quantity and unit price per kilogram.

(b)    Procurement of caviar from sturgeon farm

Depending on our inventory level and customers’ orders on hand, our sales and marketing staff will place purchase orders with our caviar supplier in the PRC. The quantity that we order from the supplier is typically slightly in excess of the quantity ordered by our customers such that we could maintain certain inventory to meet any ad-hoc orders from our customers.

(c)     Importation from the PRC

Our supplier will arrange for the transportation of caviar from the PRC to Hong Kong by air cargo. Our Supplier is responsible for obtaining CITES permit in the PRC and handling the required documentation for the export of goods to Hong Kong. The supply chain management company engaged by us will handle the customs clearance procedures in Hong Kong and collect our goods at the designated port.

(d)    Packaging at the Hong Kong food processing factory

We engage a Hong Kong-based supply chain management company to handle the processing of our products. The supply chain management company deploys labor to perform food packaging and labelling at our food processing factory located in Hong Kong. Depending on the purchase order and requirements of our customers, our caviar products are packaged in different sizes of containers and labelled with our own brand or our customers’ brands (i.e. private labelling) or without brand labels. We provide instruction and regular on-the-job training to the processing staff to ensure their work standard and efficiency. In order to maintain the quality and freshness of our caviar, our food processing factory is equipped with temperature control system that mandates a prescribed temperature range.

(e)     Quality inspection

The supply chain management company has designated a quality control staff at our food processing factory to inspect and monitor the processing procedures. The quality control staff will conduct quality control testing and inspection throughout the packaging process and ensure the taste, size, quality and packaging of our caviar products conform with our quality standards and requirements.

(f)     Local delivery/Exportation to foreign countries

The supply chain management company engaged by us will also provide logistics, transportation and customs clearance services for delivering our caviar products to the destination specified by our customers on or before our prescribed time. Our products are mainly sold free on board (“FOB”) in Hong Kong. Depending on our customers’ requirements, our caviar products are either delivered to specified locations in Hong Kong or exported overseas. The supply chain management company is responsible for applying for re-export license for the re-exportation of our caviar products to foreign countries on our behalf.

Our Customers

Our customers primarily include F&B related distributors, luxurious hotels and restaurants such as 5-star and 6-star hotels and Michelin-star restaurants. We have strategically focused on business-to-business sales (B2B) which would allow us access to our customers’ sales network and consumer base that helps us maximize the reach of our products swiftly and effectively. As our caviar products gain popularity worldwide, our customer base has continuously expanded as a result of customers’ referral and our marketing efforts.

For the year ended December 31, 2022, there were four customers each generated over 10% of our total revenue for the year, and they in aggregate accounted for approximately 82.6% of our total revenue for the year. One of these four customers is our related party and all of our transactions with such related party have been ceased after December 31, 2022. Our top five customers are SUNFUN (China) Limited, accounting for 37.4% of our sales volume in 2022, Channel Power Limited, accounting for 17.7% of our sales volume in 2022, Beauty and Health International Company Limited, accounting for 15% of our revenue in 2022, Beauty and Health International E-Commerce Limited, accounting for 12.5% of our sales volume in 2022, and Mother Nature Health (HK) Limited, accounting for 9.4% of our sales volume in 2022.

Geographical coverage

Our caviar products are mainly sold to customers based in Hong Kong and a substantial portion are exported overseas by our customers to Europe, Asia, North America, Oceania and the Middle East. As our products gradually become more well-known in the international market, we aspire to expand our sales channels from only selling through distributors to selling our products directly to overseas customers.

General terms with customers

Our customers place purchase orders with us on an as-needed basis. We entered into distributorship agreements with our F&B related distributor customers. The material terms of our distributorship agreements with our F&B related distributor customers are summarized as follows:

Principal term		Description
Product description	:

The distributorship agreements set out the type of caviar products to be supplied by us and other product specifications such as sturgeon species, place of origin, roe size, quality standards, shelf life and annual procurement amount.

Pricing	:	The distributorship agreements set out the unit price for each of our products to be supplied, which is typically agreed at a fixed price per kilogram.
Term	:	One year and may be renewed upon mutual agreement and negotiation.
Delivery arrangements	:

We are responsible for the transportation of products to the destination specified by our customers on or before the date as stipulated in the purchase orders. The transportation costs and other related expenses are borne by us.

Rights and responsibilities of us	:

Our rights and responsibilities under the distributorship agreements mainly include the following:

(i)     to be informed and supervise the sales and marketing activities conducted by our F&B related distributor customers in relation to our products;

(ii)    review the sales and marketing materials prepared by our F&B related distributor customers in relation to our products;

(iii)   provide copies of quality inspection report, production approvals, corporate licences and other relevant documentation in relation to our products to our F&B related distributor customers;

(iv)   products supplied by us shall comply with applicable quality standards; and

(v)    any increase in price of our products shall not exceed a certain prescribed percentage upon renewal of the distributorship agreement.

Principal term		Description
Rights and responsibilities of our F&B related distributor customers	:

The rights and responsibilities of our F&B related distributor customers under the distributorship agreements mainly include the following:

(i)     achieve a certain percentage of annual sales growth, which shall be a condition for the renewal of the distributorship agreement;

(ii)    refrain from engaging in any activities which result in damages to our brand image;

(iii)   only engage in sales and marketing activities of our products within designated region(s) or territory(ies) and prescribed sales channel;

(iv)   keep our products, business, sales strategies and other information confidential; and

(v)    provide all sales and marketing materials in relation to our products to us for approval.

Product return

Due to the perishable nature of caviar, we generally do not accept any product return from our customers except under certain limited circumstances, such as when products are defective, poorly packaged or damaged or the quantity delivered was inconsistent with the purchase order. Our customers are normally required to report any quality issue to us within three business days upon their receipt of our products. We have not experienced any material product return so far.

Credit and payment terms

We generally grant our customers a credit period ranging from 30 to 60 days from the invoice date. Our customers generally settle their payments in Hong Kong dollars by telegraphic transfer.

Seasonality

Up to the date of this prospectus, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our rapid growth.

Pricing Strategies

The selling prices of our caviar products are determined on a cost-plus pricing approach with reference to, among other things, cost of sales which mainly represents procurement costs and costs incurred in relation to our supply chain management and a percentage of mark-up over our estimated cost of sales. The percentage of mark-up may vary based on factors such as (i) prevailing market prices for different caviar products; (ii) size of purchase order; (iii) type of customer; (iv) length of relationship with the customer; (v) supply and demand mechanism in our target markets; (vi) consumer preference; and (vii) any positive impact on our brand reputation.

Sales and Marketing

We have strategically focused on business-to-business sales (B2B) which would allow us access to our customers’ sales network and consumer base that helps us maximize the reach of our products swiftly and effectively. As our caviar products gain popularity worldwide, our customer base has gradually expanded as a result of customers’ referral and our marketing efforts.

We are dedicated to enhancing our brand awareness. Our sales and marketing representatives are primarily responsible for conducting business development and marketing activities. They are responsible for (i) enhancing our promotion and sales efforts; (ii) actively approaching and liaising with our existing and potential customers; and (iii) collecting feedbacks and handling any queries on our products from customers.

As part of our sales and marketing efforts, we have proactively participated in food expo and set up pop-up stores across the world. We have also collaborated with famous food bloggers and used different online platforms and media coverage to promote and strengthen the publicity of our products. We regularly invite chefs of notable hotels and restaurants to our tasting events. Currently our caviar products are served on the menus of various 5-star and 6-star hotels as well as Michelin-star restaurants in Hong Kong.

Our Suppliers

Our major suppliers include (i) a sturgeon farm in the PRC which supplies caviar to us; (ii) a supply chain management company which handles the logistics, warehousing and packaging workflows in our supply chain; and (iii) other suppliers which supply packaging materials and printing services to us.

Our PRC caviar supplier accounted for approximately 100% and 86.1% of our total purchases for the years ended December 31, 2022 and 2021, respectively. Our biggest supplier is Fujian Longhuang Biotech Co., Limited, which accounts for 86.14% of our total procurement in 2022. Our supply agreement with Fujian Longhuang Biotech Co., Limited is entered through an agent, which is the sole appointed distributor of Fujian Longhuang Biotech Co., Limited. We do not have a direct supply agreement with our supplier Fujian Longhuang Biotech Co. Limited.

Sturgeon farm

In April 2022, we entered into an exclusive supply agreement with a well-established sturgeon farm in Fujian, the PRC, through its sole appointed distributor, which appointed us as its exclusive distributor in Hong Kong and Macau for conducting overseas distribution and granted us the rights to procure caviar directly from it for a term of 10 years. This sturgeon farm is one of the six existing PRC sturgeon farms which are officially permitted to export locally-bred roe. The principal terms of the exclusive supply agreement are summarized as follows:

Principal term		Description
Product description	:	The exclusive supply agreement sets out the type of caviar to be supplied by the sturgeon farm and other product specifications such as roe size and quality standards.
Pricing	:

The unit price for each type of caviar is typically agreed at a fixed price per kilogram, which is set out in the purchase orders. The unit pricing of caviar shall be determined based on the prevailing market price at the time when we place purchase orders, provided that the average unit price of caviar in any year shall not fluctuate by more than a certain percentage compared to the previous year.

Term	:	10 years; from 30 April 2022 to 30 April 2032
Minimum annual procurement/supply commitment	:	We and the sturgeon farm are committed to minimum annual procurement/supply commitment, which is subject to pre-agreed increase in quantity from year to year.
Failure to fulfil the minimum annual procurement/supply commitment	:

In the event the sturgeon farm fails to adhere to the minimum annual supply commitment in any year during the term of the exclusive supply agreement, the sturgeon farm shall make up the shortfall by increasing the volume of supply in the following year and the unit price attributable to such volume shall be reduced by a certain percentage.

In the event we fail to adhere to the minimum annual procurement commitment in any year during the term of the exclusive supply agreement, we shall make up the shortfall by increasing the volume of procurement in the following year and the unit price attributable to such volume shall increase by a certain percentage.

Principal term		Description
Exclusivity	:	The sturgeon farm appointed us as its exclusive distributor in Hong Kong and Macau for conducting overseas distribution.
Warranty	:	The caviar supplied by the sturgeon farm shall have a shell life of 12 months provided that it remains unopened and is maintained at a temperature of -20°C.
Credit and payment terms	:	The sturgeon farm grants us certain credit period after shipment. We generally settle payments in HKD by telegraphic transfer
Delivery arrangements	:

The sturgeon farm is responsible for arranging the transportation of caviar from the PRC to Hong Kong by air cargo as well as obtaining CITES permit in the PRC and handling the required documentation for the exportation of caviar from the PRC to Hong Kong.

Amendment and termination	:	No amendment or termination of the exclusive supply agreement shall be effective unless agreed in writing.
Rights and responsibilities of the sturgeon farm	:

The rights and responsibilities of the sturgeon farm under the exclusive supply agreement mainly include the following:

(i)     provide inspection reports, production reports, business licenses and other information relevant to their caviar products;

(ii)    maintain long-term stable supply of caviar to us; and

(iii)   in the event the caviar products supplied by the sturgeon farm fails to fulfil the quality tests conducted by a third party inspection agency, the sturgeon farm shall arrange for a refund or replacement of the defected products for us and shall bear all the direct costs incurred by us as a result.

There are no limitations on our business or ability to enter contracts with other caviar producers. There are no obligations for us to distribute caviar in Macau and we currently do not have plans to expand our business to Macau. To the best of our management’s understanding, the sturgeon farm supplier also supplies its caviar to other distributors in the PRC, Japan and various European countries. According to the exclusive supply agreement, the sturgeon farm supplier has obligation to maintain long-term stable supply of caviar to us, even in the event of limited supply. According to the exclusive supply agreement, in the event the sturgeon farm fails to adhere to the minimum annual supply commitment in any year during the term of the exclusive supply agreement, the sturgeon farm shall make up the shortfall by increasing the volume of supply in the following year and the unit price attributable to such volume shall be reduced by a certain percentage. There are no provisions regarding modification, renewal and/or early termination of the agreement.

Supply chain management company

We have engaged a Hong Kong-based supply chain management company to handle the logistics, warehousing and packaging workflows in our supply chain, so we can strategically focus on brand-building and product quality assurance.

In respect of logistics services, the supply chain management company is responsible for handling the customs clearance procedures and applying for import license in Hong Kong and collecting our goods at the designated delivery port. The supply chain management company is also responsible for the transportation of our caviar through cold-chain to the places designated by our customers and handling the application procedures for re-export license for delivery to foreign countries.

We have leased a food processing factory located in Tsuen Wan, Hong Kong from the supply chain management company for carrying out the packaging and labelling of our caviar products. The food processing factory has obtained a food factory license from the Food and Environmental Hygiene Department of Hong Kong which is essential for food business involving the preparation of food for sale for human consumption off the premises. The license is valid for one year from April 18, 2023 to April 17, 2024. To safeguard the palatability and freshness of our caviar products, our food processing factory is equipped with temperature control system that mandates a prescribed temperature range. Upon our requests, the supply chain management company will deploy labor for food packaging and labelling at our food processing factory located in Hong Kong.

We have entered into a service agreement with the supply chain management company, the principal terms of which are summarized as follows:

Principal term			Description
	Term	:	18 months
(A)	Leasing of food processing factory premises
	License	:	Food factory license
	Facility and storage capacity	:	The premises shall have the capacity to store a specified volume of caviar and be equipped with cold storage facility which is maintained at the temperature between -18°C to -5°C
	Rental	:	Fixed monthly rental
(B)	Packaging services
	Pricing	:	Subject to quotation based on packaging size and quantity
(C)	Logistics services
	Local delivery	:	Fixed price which varies by delivery location
	National delivery	:	Subject to separate quotation

As of the date of this prospectus, we have not experienced any material dispute with our suppliers and we do not foresee any material circumstances which would result in early termination of the supply agreement with our suppliers.

Inventory Management

Our inventory is mainly comprised of caviar. Depending on our inventory level and customers’ orders on hand, our sales and marketing staff will place purchase orders with our caviar supplier in the PRC. The quantity that we order from the supplier is generally slightly in excess of the quantity ordered by our customers such that we could maintain certain inventory to meet any ad-hoc orders from our customers.

We have implemented inventory management policies to monitor and control our inventory level at an optimal level to avoid obsolescence. We adopt a “first-in-first-out” policy to preserve the freshness of our caviar and reduce our loss rate. We maintain an inventory register which clearly records each inflow and outflow of our inventory. Periodic stock-take is conducted to ensure the accuracy of stock-in and stock-out information on record. To safeguard the palatability and freshness of our caviar products, they are stored at our food processing factory which is equipped with temperature control system that mandates a prescribed temperature range.

Quality Control

Food safety and quality control are of paramount importance to our reputation and business. To ensure food safety and quality, we have established a comprehensive set of standards and requirements covering each facet of our supply chain, ranging from procurement, logistics, warehousing to packaging.

We have adopted a stringent policy and procedure on the selection of sturgeon farms for our procurement. Due to the perishable nature of caviar, we strictly require the sturgeon farm to complete the caviar processing procedures which involve over 10 works steps covering roe removal from sturgeons, washing and salting of caviar, over a timeframe of 15 minutes. We have reviewed all certifications required from our caviar supplier in the PRC for, among other things, the operation of sturgeon farm in the PRC and exporting caviar products overseas. Our caviar products are endorsed with the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) permits, which certifies that our caviar is legally traded. We conduct sample inspection on each incoming batch of caviar.

The supply chain management company has designated a quality control staff at our food processing factory to inspect and monitor the processing procedures. The quality control staff will conduct quality control testing and inspection throughout the packaging process and ensure the taste, size, quality and packaging of our caviar products conform with our quality standards and requirements.

Our caviar products are transported through cold-chain from the PRC sturgeon farm to the places designated by our customers in order to ensure their palatability and freshness.

Since the establishment of our caviar business and up to the date of this prospectus, we have not encountered any material food safety incidents and we had not experienced any product liability claims.

Environmental Protection

Both the PRC and Hong Kong are parties to the CITES. Pursuant to the Protection of Endangered Species of Animals and Plants Ordinance (Chapter 586 of the Laws of Hong Kong) (the “PESO”), the importation, introduction from the sea, exportation, re-exportation and possession or control of specified endangered species of animals and plants, along with parts and derivatives of those species, are regulated under the PESO. Schedule 1 to the PESO sets out a list of species and categorizes them into different appendices which are regulated with varying degrees of control under the PESO. Sturgeons are included as regulated species under the PESO. In compliance with the PESO, our caviar is endorsed with the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) permits, which certifies that our caviar is legally traded. For further details, please refer to the paragraph headed “Licenses and Permits” in this section below.

Due to the nature of our business, our operational activities do not directly generate industrial pollutants. As such, we have not directly incurred any cost of compliance with applicable environmental protection rules and regulations as of the date of this prospectus and do not expect that we will directly incur significant costs for such compliance in the future.

As of the date of this prospectus, we have not come across any material non-compliance issues in respect of any applicable laws and regulations on environmental protection. We have not been subject to any administrative sanctions or penalties that have a material and adverse effect on our financial condition or business operation.

Competition

According to the Industry Report, the global caviar market increased from approximately US$1,381.7 million in 2018 to approximately US$2,230.4 million in 2022, representing a CAGR of approximately 12.7%. Driven by (i) the growing number of high-net-worth individuals worldwide who have cultivated awareness of the health and skincare benefits of caviar; (ii) the technological advancement in sturgeon-farming and caviar processing; and (iii) series of supportive policies introduced by the governments of different countries around the globe to propel artificial reproduction of sturgeon, the global caviar market is expected to continue to grow from 2022 to 2027, reaching approximately US$4,251.3 million in 2027, representing a CAGR of approximately 13.8%.

Our Employees

We had 10 full-time employees as of December 31, 2022. All of our employees are stationed in Hong Kong. The following table sets forth the number of our full-time employees categorized by function as of December 31, 2022:

Function	Number of Employees
General management	2
Sales and Marketing	3
Administrative	2
Accounting and Finance	2
Logistics	1
Total	10

We consider that we have maintained a good relationship with our employees and have not experienced any significant disputes with our employees or any disruption to our operations due to any labor disputes. In addition, we have not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel.

Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually which will be taken into account in annual salary review and promotion appraisal. We provide a defined contribution to the Mandatory Provident Fund as required under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for our eligible employees in Hong Kong.

Properties

As of the date of this prospectus, we entered into the following lease agreements:

Location	Term of Lease	Usage
Units 714 & 715, 7/F Hong Kong Plaza 188 Connaught Road West Sai Wan, Hong Kong	May 10, 2022 to May 9, 2024	Office
Flat E, 8/F Golden Bear Industrial Centre 66 Chai Wan Kok Street Tsuen Wan, New Territories Hong Kong	February 11, 2023 to September 10, 2024	Food processing factory and transportation supplier

Licenses and Permits

CITES permits

Both the PRC and Hong Kong are parties to the CITES. Pursuant to the Protection of Endangered Species of Animals and Plants Ordinance (Chapter 586 of the Laws of Hong Kong) (the “PESO”), the importation, introduction from the sea, exportation, re-exportation and possession or control of specified endangered species of animals and plants, along with parts and derivatives of those species, are regulated under the PESO. Schedule 1 to the PESO sets out a list of species and categorizes them into different appendices which are regulated with varying degrees of control under the PESO. Sturgeons are included as regulated species under the PESO.

Importation from the PRC to Hong Kong

Under the PESO, an importer may import caviar into Hong Kong from any other jurisdiction (including the PRC) only if the importer (i) obtains an import license issued by the Director of Agriculture, Fisheries and Conservation Department of Hong Kong and produces such import license to an authorized officer of the Customs and Excise Department; and (ii) produces and surrenders the CITES permit issued by the relevant authorities of the exporting country to the authorized officer, for retention and cancellation.

In compliance with the PESO, the sturgeon farm is responsible for applying for CITES permit from the relevant regulatory authority in the PRC, while the supply chain management company is responsible for applying for import license from the Director of Agriculture, Fisheries and Conservation Department of Hong Kong on behalf of us.

Exportation from Hong Kong to foreign countries

Pursuant to the PESO, prior to the re-exportation of caviar out of Hong Kong, the re-exporter shall, pursuant to the PESO, apply for a re-export license from the Director of Agriculture, Fisheries and Conservation, which may be issued with or without conditions as the director considers appropriate. Any such re-export license obtained by the re-exporter shall be produced to an authorized officer of the Customs and Excise Department before the caviar is re-exported from Hong Kong.

In compliance with the PESO, we have engaged the supply chain management company to apply for re-export license from the Director of Agriculture, Fisheries and Conservation Department of Hong Kong on behalf of us when our caviar products are to be exported to foreign countries.

Food factory license

Pursuant to section 31(1) of the Food Business Regulation (Chapter 132X of the Laws of Hong Kong) (“FBR”), no person shall carry on or cause, permit or suffer to be carried on any food factory business except under and in accordance with a food factory license from the Food and Environmental Hygiene Department of Hong Kong (the “FEHD”), which is required for the food business involving the preparation of food for sale for human consumption off the premises.

The FEHD may grant a provisional food factory license to a new applicant who has fulfilled the basic requirements in accordance with the FBR pending fulfilment of all outstanding requirements for the issue of a full food factory license. A provisional food factory licenses is valid for a period of six months or lesser and a full food factory license is valid generally for a period of one year, both subject to payment of the prescribed license fees and continuous compliance with the requirements under the relevant legislation and regulations. A provisional food factory license is renewable once and a full food factory license is renewable annually.

In compliance with the FBR, the supply chain management company, being the landlord of our food processing factory premises, has obtained a food factory license from the FEHD for the operation of our food processing factory, which is valid for one year from April 18, 2023 to April 17, 2024, subject to further renewal.

Insurance

We maintain employees’ compensation insurance for our directors and employees at our office with AXA General Insurance Hong Kong Limited, which covers the liability to make payment in the case of death, injury or disability of all our employees under the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) and at common law for injuries sustained at work. We believe that our current insurance policies are sufficient for our operations.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. During the years ended December 31, 2022 and 2021 and as of the date hereof, neither we nor any of our subsidiaries have been involved in any litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of the Company.

Intellectual Properties

We regard our trademarks, domain name and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. As of the date of this prospectus, we have registered a trademark, “” in each of Hong Kong(expires in February 2033), Macau(expires in August 2029) and the PRC(expires in October, 2032), respectively. We are also the registered owner of the domain name https://www.imperialcristalcaviar.com/, which was registered on January 28, 2022 and expires on January 28, 2024. We plan to renew the domain name registration before its expiration.

REGULATION

Our business operations are conducted in Hong Kong and are subject to Hong Kong laws and regulations. This section summarizes the most significant rules and regulations that affect our business activities in Hong Kong.

Public Health and Municipal Services Ordinance

The legal framework for food safety control in Hong Kong is set out in Part V of the Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong) (the “Public Health Ordinance”) and the relevant sub-legislations thereunder. The Public Health Ordinance requires the manufacturers and sellers of food to ensure that their products are fit for human consumption and comply with the requirements in respect of food safety, food standards and labeling.

As the business of our Group principally involves retail of natural and organic foods in Hong Kong, our Group is subject to the Public Health Ordinance.

Section 50 of the Public Health Ordinance prohibits the manufacturing, advertising and sale in Hong Kong of food or drugs that are injurious to health. Anyone who fails to comply with this section commits an offence which carries a maximum penalty of HK$10,000 and imprisonment for three months.

Section 52 of the Public Health Ordinance provides that, subject to a number of defenses in section 53 of the same ordinance, if a seller sells to the prejudice of a purchaser any food or drug which is not of the nature, substance or quality of the food or drug demanded by the purchaser, the seller shall be guilty of an offence which carries a maximum penalty of HK$10,000 and imprisonment for three months.

According to section 54 of the Public Health Ordinance, any person who sells or offers or exposes for sale or has in his possession for the purpose of sale or preparation for sale or deposits with, or consigns to, any person for the purpose of sale or of preparation for sale, any food intended for, but unfit for, human consumption, or any drug intended for use by human but unfit for that purpose, shall be guilty of an offence. The maximum penalty for contravention of section 54 is a fine of HK$50,000 and imprisonment for six months.

Section 61 of the Public Health Ordinance provides that it shall be an offense for any person to give with any food or drug sold by him/her, or to display with any food or drug offered for sale by him/her, any label which falsely describes the food or drug or which is calculated to mislead as to its nature, substance or quality. Further, it shall also be an offense if any person publishes, or is a party to the publication of, an advertisement falsely describing any food or drug or that is likely to mislead as to the nature, substance or quality of any food or drug. However, the offender can rely on warranty as a defense.

Section 71(2) of the Public Health Ordinance specifies that if a warranty is given by a person resident outside Hong Kong, it shall only be a defense if the company (i) has, not later than three clear days before the date of the hearing, sent to the prosecutor a copy of the warranty with a notice stating that he/she intends to rely on it and specifying the name and address of the person from whom he/she received it; and (ii) has also sent a like notice to that person. In addition, the company has to prove that it had taken reasonable steps to ascertain, and did in fact believe in, the accuracy of the statement contained therein.

Import and Export Ordinance

The Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong) provides for the regulation and control of, amongst other things, the import and export of articles into or out of Hong Kong. According to the Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong), a subsidiary legislation of the Import and Export Ordinance, an importer is under an obligation to lodge with the Customs and Excise Department an accurate and complete import declaration through a specified “Government Electronic Trading Services” provider. Further, a similar obligation is imposed on an exporter by the same Regulations.

Food Safety Ordinance

Food Safety Ordinance (Chapter 612 of the Laws of Hong Kong) (the “Food Safety Ordinance”) establishes a registration scheme for food importers and food distributors to require the keeping of records by persons who acquire, capture, import or supply food and to enable food import controls to be imposed.

Registration as food importer or distributor

Sections 4 and 5 of the Food Safety Ordinance require any person who carries on a food importation business or food distribution business to register with the Food and Environmental Hygiene Department as a food importer or food distributor.

Any person who does not register but carries on a food importation or distribution business, without reasonable excuse, commits an offence and is liable to a maximum fine of HK$50,000 and imprisonment for six months.

Record-keeping requirement relating to movement of food

Section 22 of the Food Safety Ordinance provides that a person who, in the course of business, imports food must record the following information about the acquisition of the food:

•        the date the food was acquired;

•        the name and contact details of the person from whom the food was acquired;

•        the place from where the food was imported;

•        the total quantity of the food; and

•        a description of the food.

A record must be made under this section at or before the time the food is imported. Any person who fails to comply with the record-keeping requirement, without reasonable excuse, commits an offence and is liable to a maximum fine of HK$10,000 and imprisonment for three months.

Section 24 of the Food Safety Ordinance provides that a person who, in the course of business, supplies food in Hong Kong by wholesale must record the following information about the supply:

•        the date the food was supplied;

•        the name and contact details of the person to whom the food was supplied;

•        the total quantity of the food; and

•        a description of the food.

A record must be made under this section within 72 hours after the time the supply took place. Any person who fails to comply with the record-keeping requirement, without reasonable excuse, commits an offence and is liable to a maximum fine of HK$10,000 and imprisonment for three months.

Protection of Endangered Species of Animals and Plants Ordinance

Both China and Hong Kong are parties to the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”). The Protection of Endangered Species of Animals and Plants Ordinance (Chapter 586 of the Laws of Hong Kong) (the “PESO”) came into effect on 1 December 2006 to give effect to the CITES in Hong Kong. The importation, introduction from the sea, exportation, re-exportation and possession or control of specified endangered species of animals and plants, along with parts and derivatives of those species, are thus regulated under the PESO. Schedule 1 to the PESO sets out a list of species and categorizes them into different appendices which are regulated with varying degrees of control under the PESO. Sturgeons (except the species included in Appendix I) are included as an “Appendix II species”.

Under the PESO, an importer may import into Hong Kong from any other jurisdiction (including the PRC) caviar if (i) the importer produces the CITES permit issued by the relevant authorities of the exporting country to an authorized officer of the Customs and Excise Department; (ii) an authorized officer has inspected the caviar to compare it with the particulars on the CITES permit and is satisfied that the particulars tally; and (iii) the importer surrenders to the authorized officer the CITES permit for retention and cancellation.

Prior to the re-exportation of caviar out of Hong Kong, the re-exporter shall, pursuant to the PESO, apply for a re-export license from the Director of Agriculture, Fisheries and Conservation, which may be issued with or without conditions as the director considers appropriate. Any such re-export license obtained by the re-exporter shall be produced to an authorized officer of the Customs and Excise Department before the caviar is re-exported from Hong Kong.

As stipulated in the PESO, a person commits an offence if he or she imports caviar without an import license or re-exports caviar without a re-export license. A person guilty of an offence above is liable on conviction to a fine and imprisonment. Higher penalties can be imposed by the court if the offence is committed for commercial purposes.

Consumer Goods Safety Ordinance

The Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong) (the “Consumer Goods Safety Ordinance”) imposes a duty on manufacturers, importers and suppliers of certain consumer goods to ensure that the consumer goods they supply are safe and for incidental purposes.

Our products, other than food (which are specifically excluded under the schedule of the Consumer Goods Safety Ordinance), are regulated by the Consumer Goods Safety Ordinance and the Consumer Goods Safety Regulation (Chapter 456A of the Laws of Hong Kong) (the “Consumer Goods Safety Regulation”).

Section 4(1) of the Consumer Goods Safety Ordinance requires consumer goods to be reasonably safe having regard to all of the circumstances including (a) the manner in which, and the purpose for which the products are presented, promoted or marketed; (b) the use of any mark in relation to the consumer goods, instructions or warnings given for the keeping, use or consumption of the consumer goods; (c) reasonable safety standards published by a standards institute or similar bodies for consumer goods of the description which applies to the consumer goods or for matters relating to consumer goods of that description; and (d) the existence of any reasonable means to make the consumer goods safer.

According to section 2(1) of the Consumer Goods Safety Regulation, where consumer goods on their packages are marked with, or where any labels affixed to or any documents enclosed in their packages contain, any warning or caution regarding the safe keeping, use, consumption or disposal, such warning or caution shall be in both the English and the Chinese languages. Such warnings and cautions, as required by section 2(2) of the Consumer Goods Safety Regulation, shall be legible and be placed in a conspicuous position on (a) the consumer goods; (b) any package of the consumer goods; (c) a label securely affixed to the package; or (d) a document enclosed in the package.

Food and Drugs (Composition and Labelling) Regulations

Food and Drugs (Composition and Labelling) Regulations (Chapter 132W of the Laws of Hong Kong) (the “Food and Drugs Regulations”), which are under the Public Health Ordinance, contains provisions governing the advertising and labeling of food.

Regulation 3 of the Food and Drugs Regulations provides that the composition of foods and drugs specified in Schedule 1 shall be up to the standards as specified in that schedule. The applicability of individual standards specified thereunder depends on whether the individual product in question is considered “drug” as defined in the Public Health Ordinance.

Pursuant to Regulation 5 of the Food and Drugs Regulations, any person who advertises for sale, sells or manufactures for sale any food or drug which does not conform to the relevant requirements as to the composition prescribed in Schedule 1 to the Food and Drugs Regulations commits an offence and is liable to a fine of HK$50,000 and imprisonment for six months.

Regulation 4A of the Food and Drugs Regulations requires all pre-packaged food and products sold by our Group (except for those listed in Schedule 4 thereto) to be marked and labeled in the manner prescribed in Schedule 3 to the Food and Drugs Regulations. Schedule 3 contains labeling requirements in respect of stating the product’s name or designation, ingredients, “best before” or “use by” date, special conditions for storage or instructions for use, manufacturer’s or packer’s name and address and count, weight or volume. Additionally, Schedule 3 also includes requirements on the appropriate language or languages for marking or labelling pre-packaged food. Contravention of those requirements may result in a conviction carrying a maximum penalty of HK$50,000 and imprisonment for six months.

In accordance with Regulation 4B of the Food and Drugs Regulations, generally pre-packaged food sold by our Group should be marked or labeled with its energy value and nutrient content in the manner prescribed in Part 1 of Schedule 5, and nutrition claims, if any, made on the label of the product or in any advertisement for the product should comply with Part 2 of Schedule 5. Contravention of those requirements may result in a conviction carrying a maximum penalty of HK$50,000 and imprisonment for six months.

Food Business Regulation

Regulation 31 of the Food Business Regulation (Chapter 132X of the Laws of Hong Kong) (the “Food Business Regulation”) provides that, except under and in accordance with a license granted under the Food Business Regulation, no person shall carry on or cause or permit or suffer to be carried on any food business including a food factory. “Food factory” is defined as any food business which involves the preparation of food for sale for human consumption off the premises.

Trade Descriptions Ordinance

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) makes it an offence for any person, in the course of trade or business, to (i) apply for a false trade description to any goods; (ii) supply or offer to supply any goods to which a false trade description is applied; or (iii) has in his possession for sale or for any purpose of trade or manufacture any goods to which a false trade description is applied. Furthermore, pursuant to the same legislation, it is an offence for a person to import or export any goods to which a false trade description is applied.

Employment Ordinance

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”) provides for the protection of the wages of employees and regulates the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”) is provides for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, an employer is required to take out an insurance policy to insure against the injury risk of his or her employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (set at HK$40 per hour as at the date of this prospectus) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPF Schemes Ordinance”)

Employers are required to enroll their regular employees (except for certain exempt persons) aged between at least 18 but under 65 years of age and employed for 60 days or more in a Mandatory Provident Fund (“MPF”) scheme within the first 60 days of employment.

For both employees and employers, it is mandatory to make regular contributions into a MPF scheme. For an employee, subject to the maximum and minimum levels of income (set at HK$30,000 and HK$7,100 per month, respectively, as at the date of this prospectus), an employer will deduct 5% of the relevant income on behalf of an employee as mandatory contributions to a registered MPF scheme with a ceiling (set at HK$1,500 as at the date of this prospectus). Employer will also be required to contribute an amount equivalent to 5% of an employee’s relevant income to the MPF scheme, subject only to the maximum level of income (set at HK$30,000 as at the date of this prospectus).

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Set forth below is information concerning our directors, executive officers, and other key employees.

Name	Age	Position(s)
Kim Kwan Kings Wong	53	Chief Executive Officer, Chairman of the board, and director
Kwok Kuen (Edward) Yuen	39	Chief Financial Officer

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Kim Kwan Kings Wong is the chief executive officer, Director, and the Chairman of the board of the Company, overseeing the general corporate strategy and brand promotion management and business expansion. Mr. Wong is one of the founders of the Company, and has committed to expanding and promoting the Company’s business and international market for caviar products. Mr. Wong has extensive experience in market promotion, brand promotion, sales channel expansion, business planning in industries including new retail, health supplement, biotechnology, artificial intelligence. In the past five years, Mr. Wong has been the chief executive officer of TW HK.

Kwok Kuen Yuen (Edward) has served as our chief financial officer since December 1, 2022. Mr. Yuen has more than 20 years of experience of handling financial and audit operation in companies. From February 2004 to January 2008, Mr. Yuen worked in PricewaterhouseCoopers, with his last position as manager of the assurance department and from February 2008 to March 2015, he worked at PKF Hong Kong Limited with his last position as senior audit manager. Mr. Yuen has extensive experience in providing consulting services to reverse acquisition projects, merger and acquisition, due diligence, corporate reorganization, internal control and system inspection. Mr. Yuen is familiar with Hong Kong audit principals, corporation laws, listing rules, corporate audit, public offering and private placement. Mr. Yuen received a Bachelor degree of business from Monash University in September 1998. He is also member of CPA Australia and Hong Kong Institute of Certified Public Accountants. Since August 2016, Mr. Yuen has been an independent non-executive director of China Tian Yuan Healthcare Group Limited (HKEx: 557), a company listed on the SEHK.

Family Relationships

None of the directors, director appointees, or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of three (3) directors upon declaration of effectiveness of the registration statement of which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There are no directors’ service contracts with the Company or its subsidiaries providing for benefits upon termination of employment.

Committees of the Board of Directors

Prior to the declaration of effectiveness of the registration statement of which this prospectus forms a part, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of          ,          and          and will be chaired by          .          each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that            qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and the independent registered public accounting firm; and

•        reporting regularly to the board.

Compensation Committee.    Our compensation committee will consist of            and            ,            and            will be chaired by            .            satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•        reviewing the total compensation package for our executive officers and making recommendations to the board;

•        reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

•        periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of            ,            and            and will be chaired by            .            and            each satisfies the “independence” requirements of Section Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•        selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares in our company, including the registration of such shares in our share register.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our senior executive officers. Pursuant to these agreements, we are entitled to terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. Each executive officer agrees that we shall own all the intellectual property developed by such officer during his or her employment.

We have entered into indemnification agreements with each of our executive directors and executive officers. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we paid an aggregate of HK$35,000 (US$4,487) as compensation to our directors and executive officers as well as an aggregate of HK$1,000 (US$128) contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

As the appointments of our independent directors will only become effective upon the effectiveness of the registration statement of which this prospectus forma a part, for the fiscal year ended December 31, 2022, we did not have any non-executive directors and therefore have not paid any compensation to any non-executive directors.

Except our contribution to the MPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. We do not have any equity incentive plan in place as of the date of this prospectus.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this prospectus by:

•        each of our directors and executive officers; and

•        each person known to us to beneficially own more than 5% of our Ordinary Shares on an as-converted basis.

The calculations in the table below are based on 750 Ordinary Shares outstanding as of the date of this prospectus, and            Ordinary Shares issued and outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. All of our shareholders who own our Ordinary Shares have the same voting rights.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Sold in This Offering		Shares Beneficially Owned After This Offering
	Number	%	Number	%	Number	%
Directors and Executive Officers:
Kim Kwan Kings Wong(1)	560	74.67%
Kwok Kuen Yuen	—	—
All Directors and Executive Officers as a Group (2 people)		%

Principal Shareholders holding 5% or more:
Winwin Development Group Limited(1)	560	74.67%
Beyond Glory Worldwide Limited(2)	48	6.40%
State Wisdom Holdings Limited(3)	49	6.53%
Keen Sky Global Limited(4)	49	6.53%

____________

(1)      Kim Kwan Kings Wong beneficially owns 560 Ordinary Shares through Winwin Development Group Limited, a company incorporated under the laws of the British Virgin Islands, which is owned as to 90% by Mr. Kim Kwan Kings Wong and 10% by Mr. Kin Fai Chong. Mr. Kim Kwan Kings Wong is the sole director of Winwin Development Group Limited. The registered address of Winwin Development Group Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)      Kong Chan beneficially owns 48 Ordinary Shares through BEYOND GLORY WORLDWIDE LIMITED, a company incorporated under the laws of the British Virgin Islands. Kong Chan has the sole voting and dispositive power of all the shares held by BEYOND GLORY WORLDWIDE LIMITED. The registered address of BEYOND GLORY WORLDWIDE LIMITED is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)      Yan Ko beneficially owns 49 Ordinary Shares through STATE WISDOM HOLDINGS LIMITED, a company incorporated under the laws of the British Virgin Islands. Yan Ko has the sole voting and dispositive power of all the shares held by STATE WISDOM HOLDINGS LIMITED. The registered address of STATE WISDOM HOLDINGS LIMITED is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)      Pak Ngai Benson Mak beneficially owns 49 Ordinary Shares through KEEN SKY GLOBAL LIMITED, a company incorporated under the laws of the British Virgin Islands. Pak Ngai Benson Mak has the sole voting and dispositive power of all the shares held by KEEN SKY GLOBAL LIMITED. The registered address of KEEN SKY GLOBAL LIMITED is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

RELATED PARTY TRANSACTIONS

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

As of December 31, 2022, the Company had the following balances due with related parties:

Name	Amount	Relationship	Note	Balance as of 30 June 2023
Mother Nature Health (HK) Limited	$5,436	The Company’s former director was also this related company’s former director	Account receivable	Not regarded as a related party in 2023.
Chong Kin Fai	$63,735	A former director and principal owner of the Company, indirect 10% shareholder	Amount receivable for common stock issued in Top Wealth International	Fully repaid in May 2023. Fully paid as of today
Wong Kim Kwan Kings	$(217,779)	Director and controlling shareholder of the Company	Unsecured interest free loan payable, repayable on demand	Controlling shareholder financing the Company.

As of December 31, 2021, the Company had the following balances due with related parties:

Name	Amount	Relationship	Note
Chong Kin Fai	$532	A former director and principal owner of the Company, indirect 10% shareholder	Unsecured interest free loan receivable, repayable on demand
Wong Kim Kwan Kings	$(327,376)	Director and controlling shareholder of the Company	Unsecured interest free loan payable, repayable on demand

Mother Nature Health (HK) Limited entered into the trade transaction with the Company on August 9, 2022, from which the Company had account receivables of the amount of $5,436. It has ceased to be a related party after December 31, 2022. The outstanding amount as of May 31, 2023 is $239,897.44.

Chong Kin Fai, a 10% shareholder of the Company, received from the Company cash advance in the form of interest-free loans, which was to pay for his expenses generated from his business trip on July 14, 2021. The advance has been fully repaid as of today.

Wong Kim Kwan Kings is a director and CEO of the company. He lent to the Company on July 14, 2022 and December 31, 2021 in the form of interest-free loan with the purpose of solidifying the Company’s work capital. The outstanding amount as of May 31, 2023 was $178,343.74.

DESCRIPTION OF SHARE CAPITAL

We are an exempted company incorporated in the Cayman Islands and our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000, divided into 500,000,000 ordinary shares, par value US$0.0001 per share. All of our shares to be issued in the offering will be issued as fully paid.

As of the date of this prospectus, there are 750 Ordinary Shares issued and outstanding.

Ordinary Shares

As at the date of this Prospectus, the Company has no outstanding options, warrants and other convertible securities.

Listing

We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “TWG” We cannot guarantee that we will be successful in listing on Nasdaq; however, we will not complete this offering unless we receive conditional approval letter.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is            .

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Act. Our articles of association provide that the directors may from time to time declare dividends (including interim dividends) and other distributions on shares of the Company in issue and authorize payment of the same out of the funds of the Company lawfully available therefor. No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Companies Act, the share premium account.

Voting Rights

At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one (1) vote for each Ordinary Share.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Cumulative Voting

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our memorandum and articles of association do not provide for cumulative voting.

Pre-emptive Rights

There are no pre-emptive rights applicable to the issue by us of Ordinary Shares under our memorandum and articles of association.

Our Memorandum and Articles of Association

We are in the process of amending and restating our memorandum and articles of association, which will be effective immediately prior to the completion of this offering. The following are summaries of the material provisions of our post-offering amended and restated memorandum and articles of association and the Cayman Islands Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our memorandum and articles of association, which is currently effective, and the post-offering amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering, copies of which are filed or will be filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Meetings of Shareholders

The directors may convene a meeting of shareholders whenever they think necessary or desirable. We must provide notice counting from the date service is deemed to take place, stating the place, the day and the hour of the general meeting and, in the case of special business, the general nature of that business, to such persons who are entitled to receive such notices from the Company. Our board of directors must convene a general meeting upon the written requisition of one or more shareholders entitled to attend and vote at general meeting of the Company holding not less than 10% of the paid up voting share capital of the Company in respect to the matter for which the meeting is requested.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. One or more shareholders present in person or by proxy holding in aggregate at least a majority of the paid up voting share capital of the Company shall be a quorum. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present and entitled to vote shall be a quorum. At every meeting, the shareholders present shall choose someone of their number to be the chairman.

A corporation that is a shareholder shall be deemed for the purpose of our amended and restated memorandum and articles of association to be present at a general meeting in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Meetings of Directors

The business of our company is managed by the directors. Our directors are free to meet at such times and in such manner and places within or outside the Cayman Islands as the directors determine to be necessary or desirable. The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed, if there be more than two directors shall be two, and if there are two or less Directors shall be one. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Winding Up

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the paid up capital at the commencement of the winding up, the excess shall be distributable among those shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Cayman Islands Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not), and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least one month prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. The Companies Act and our post-offering amended and restated memorandum and articles of association permits us to purchase our own shares, subject to certain restrictions and requirements. Subject to the Companies Act, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed, we may purchase our own shares (including any redeemable shares) on such terms and in such manner as been approved by the directors or by an ordinary resolution of our shareholders. Under the Companies Act, the repurchase of any share may be paid out of our Company’s profits, or out of the share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, and (2) if such repurchase would result in there being no shares outstanding other than shares held as treasury shares. The repurchase of shares may be effected in such manner and upon such terms as may be authorized by or pursuant to the Company’s articles of association. If the articles do not authorize the manner and terms of the purchase, a company shall not repurchase any of its own shares unless the manner and terms of purchase have first been authorized by a resolution of the company. In addition, under the Companies Act and our post-offering amended and restated memorandum and articles of association, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any class of our shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed by at least a two-thirds majority of holders of shares of that class as may be present in person or by proxy at a separate general meeting of the holders of shares of that class.

Changes in Capital

We may from time to time by an ordinary resolution of our shareholders:

•        increase the share capital of our Company by new shares of such amount as it thinks expedient;

•        consolidate and divide all or any of our share capital into shares of larger amount than its existing shares of shares;

•        subdivide its existing shares, or any of them, into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

•        cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Act.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information”,

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our post-offering amended and restated memorandum and articles of association authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may issue negotiable or bearer shares or shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of England. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association
Duties of Directors

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.’

Limitations on Personal Liability of Directors

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of Officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

	Delaware	Cayman Islands
Indemnification of Directors, Officers, Agents, and Others

A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Our amended and restated articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

	Delaware	Cayman Islands
Interested Directors

Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Interested director transactions are governed by the terms of a company’s memorandum and articles of association.
Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

Cayman Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

Voting for Directors

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Cayman Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	No cumulative voting for the election of directors unless so provided in the memorandum and articles of association.

	Delaware	Cayman Islands
Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.
Nomination and Removal of Directors and Filling Vacancies on Board

Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.

Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.
Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

Delaware	Cayman Islands

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that: (a) the statutory provisions as to the required majority vote have been met; (b) the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class; (c) the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and (d) the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

	Delaware	Cayman Islands

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge: (a) an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders; (b) an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and (c) an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

	Delaware	Cayman Islands
Inspection of Corporate Records

Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) of the company. However, these rights may be provided in the company’s memorandum and articles of association.

Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.

The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

	Delaware	Cayman Islands
Approval of Corporate Matters by Written Consent

Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.

Cayman Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).
Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	Cayman Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the memorandum and articles of association. Please see above.
Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Companies Act and our articles, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have            Ordinary Shares outstanding assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares. Of that amount, Ordinary Shares will be publicly held by investors participating in this offering, and            Ordinary Shares will be held by our existing shareholders, some of whom may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Prior to this offering, there has been no public market for our Ordinary Shares. While we intend to list the Ordinary Shares on the Nasdaq Capital market, we cannot assure you that a regular trading market will develop in our Ordinary Shares.

Future sales of substantial amounts of our ordinary shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ordinary share, including ordinary share issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ordinary share and our ability to raise equity capital in the future.

All of the ordinary share sold in the offering will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The ordinary share held by existing shareholders are, and any ordinary share issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

The Company entered into a 10-month consultant agreement with a third party on August 1, 2022 to assist the Company in planning, coordination and implementation of corporate development as well as capital financing strategies. The consultancy fee is payable in cash and stock options, which is contingent upon the occurrence of a future event, i.e., successful initial public offering. In accordance with ASC 450, the Company did not accrue the consultancy fee for the year ended December 31, 2022 as the future event is considered likely but not more likely than not to occur. However, once the future event becomes more likely than not to occur, the Company will recognize the cash portion of consultancy fee of HK$1million its financial statements. The consultancy agreement containing only a physical variable (i.e., the successful initial public offering) is not subject to the requirement of derivatives under paragraph 815-10-15-59(a), and therefore, the consultancy agreement qualifies for the scope exclusion.

Regarding the award of stock options, the Company will grant the consultant stock option equivalent to 4% of total number of shares of the Company before public offering with the exercise price at 50% discount of the public offering price.

Lock-Up Agreements

Our directors, executive officers and shareholders have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or such other securities for a period of [*] days after the date of this prospectus, without the prior written consent of the presentative. See “Underwriting.

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates are subject to additional restrictions under Rule 144. Our affiliates may only sell a number of restricted shares within any three-month period that does not exceed the greater of the following:

•        1% of the then outstanding Ordinary Shares, which will equal approximately            Ordinary Shares immediately after this offering; or

•        the average weekly trading volume of our Ordinary Shares, on            , during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Ordinary Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

The following summary of material Cayman Islands, Hong Kong, and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Ordinary Shares. Under the current laws of Hong Kong:

•        No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

•        Revenues gains from the sale of our Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

•        Gains arising from the sale of Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        banks and other financial institutions;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        individual retirement accounts or other tax-deferred accounts;

•        persons liable for alternative minimum tax;

•        persons who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

•        investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•        investors that have a functional currency other than the U.S. dollar;

•        persons that actually or constructively own 10% or more of our Ordinary Shares (by vote or value); or

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

•        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, the expected proceeds from this offering, and projections as to the market price of our Ordinary Shares immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore fluctuations in the market price of our Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sole election.

The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “— Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. We intend to list the Ordinary Shares on Nasdaq Capital Market. Provided that this listing is approved, we believe that the ordinary should generally be considered to be readily tradeable on an established securities market in the United States. There can be no assurance that the Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Ordinary Shares.

For U.S. foreign tax credit purposes, dividends paid on our Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, Ordinary Shares. Under the PFIC rules:

•        the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

•        the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our Ordinary Shares, the holder will generally(i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to- market election in respect of our Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our Ordinary Shares will be treated as marketable stock upon their listing on Nasdaq Capital Market. We anticipate that our Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our Ordinary Shares if we are or become a PFIC.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Pacific Century Securities, LLC is acting as the representative, have severally agreed to purchase, and we have agreed to sell to them, the number of our Ordinary Shares at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus and as indicated below:

Underwriters	Number of Shares

Total

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option to purchase additional shares described below.

The underwriters will offer the shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of US$[ ] per share. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 45 days from the effective date of the registration statement of which this prospectus is a part, to purchase up to 15% additional Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Ordinary Shares as the number listed next to the underwriters’ name in the preceding table bears to the total number of Ordinary Shares listed next to the names of all underwriters in the preceding table.

Discounts and Expenses

The underwriting discount is equal to 7.0% of the public offering price on each of the Ordinary Shares being offered.

The following table shows the per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional ________ Ordinary Shares.

	Per Share (US$)	Total Without Exercise of Over-allotment Option (US$)	Total With Full Exercise of Over-allotment Option (US$)
Initial public offering price(1)	$	$	$
Underwriting discounts (7.0%)	$	$	$
Proceeds, before expenses, to us	$	$	$

____________

(1)      Initial public offering price per share is assumed as US$[ ] per share, which is the midpoint of the range set forth on the cover page of this prospectus.

We have agreed to reimburse the representative up to a maximum of US$250,000 for out-of-pocket accountable expenses, including (i) all filing fees and communication expenses relating to the registration of the shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) all reasonable travel and lodging expenses incurred by the representative or its counsel in connection with visits to, and examinations of, our company; (iii) translation costs for due diligence purpose; (iv) all fees, expenses and disbursements relating to the registration or qualification of such shares under the “blue sky” securities laws of such states and other jurisdictions as the representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of representative’s counsel); (v) the costs of all mailing and printing of the placement documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the representative may reasonably deem necessary; (vi) the costs of preparing, printing and delivering certificates representing the shares and the fees and expenses of the transfer agent for such shares; and (vii) the reasonable cost for road show meetings and preparation of a power point presentation.

We have agreed to pay an expense advance of US$80,000 to the representative, for the representative’s anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts, will be approximately US$[ ], including a maximum aggregate reimbursement of US$250,000 of representative’s accountable expenses.

Representative’s Warrants

In addition, we have agreed to sell warrants (the “Representative’s Warrants”) to the underwriters, for a nominal consideration of US$0.01 per warrant, to purchase a number of Ordinary Shares equal to 5% of the total number of Ordinary Shares sold in this offering. The underwriters will not receive any Representative’s Warrants for the Ordinary Shares sold pursuant to the over-allotment option. The Representative’s Warrants shall have an exercise price equal to 120% of the offering price of the Ordinary Shares sold in this offering. The Representative’s Warrants may be exercised in cash or via cashless exercise, will be exercisable starting from six (6) months from the commencement of sale of this offering and will terminate on the fifth anniversary of the commencement of sales of this offering in compliance with FINRA Rule 5110(g)(8)(A). The Representative’s Warrants can be exercised in whole or in part. The Representative’s Warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Representative’s Warrants nor any of our shares issued upon exercise of the Representative’s Warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the effectiveness of the registration statement of which this prospectus forms a part. In addition, although the Representative’s Warrants and the underlying Ordinary Shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the Representative’s Warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the underwriter warrants. In compliance with FINRA Rule 5110(g)(8)(D), the unlimited piggyback registration right provided will not be greater than seven years from the commencement of sales of the public offering, and, in compliance with FINRA Rule 5110(g)(8)(C), the one demand registration right will not be greater than five years from the commencement of sales of the public offering. We agreed to maintain an effective registration statement on Form F-1 (or Form F-3, if we are eligible to use such form) until such date that is the earlier of the date when all of the ordinary shares underlying the Representative’s Warrants have been publicly sold by holder of such warrants or such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such ordinary shares underlying the Representative’s Warrants without registration.

We will bear all fees and expenses attendant to registering the Ordinary Shares issuable upon exercise of the Representative’s Warrants. The exercise price and number of Ordinary Shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation.

Right of First Refusal

We have agreed to grant the representative of the underwriters for the 12-month period following the date of engagement of the representative, a right of first refusal to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company. In accordance with FINRA Rule 5110(g)(6)(A)(i), such right of first refusal shall not have a duration of more than three years from the commencement of sales of the public offering or the termination date of the engagement between us and the underwriters.

Lock-Up Agreements

Pursuant to certain “lock-up” agreement, our executive officers, directors and certain holders of our Ordinary Shares have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares, whether currently owned or subsequently acquired, without the prior written consent of the underwriters, for a period of six (6) months from the date of effectiveness of the offering.

The lock-up period described herein will be automatically extended if: (1) during the last 17 days of the restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the lock-up period, we announce that it will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the earnings release, unless the underwriters waive this extension in writing; provided, however, that this lock-up period extension shall not apply to the extent that FINRA has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an emerging growth company (as defined in the JOBS Act) prior to or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its shareholders that restricts or prohibits the sale of securities held by the emerging growth company or its shareholders after the initial public offering date.

Offering Price Determination

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price of the shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriters or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriters repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq, in the over-the-counter market, or otherwise.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Listing

Prior to this offering, there has been no public market for our Ordinary Shares. We are planning to list our Ordinary Shares on Nasdaq Capital Market under the symbol “TWG”. This offering is contingent upon us listing our Ordinary Shares on Nasdaq Capital Market or another national exchange. There can be no assurance that we will be successful in listing our Ordinary Shares on Nasdaq Capital Market.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the public offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries.

Offers outside of the United States

Notice to Prospective Investors in Hong Kong

The Ordinary Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Ordinary Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Taiwan

The Ordinary Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Ordinary Shares in Taiwan.

Notice to Prospective Investors in the Cayman Islands

No invitation, whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for our Ordinary Shares.

Stamp Taxes

If you purchase Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed            as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

            , our counsel as to the laws of the Cayman Islands has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

            has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty; (e) has not been obtained by fraud; and (f) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Hong Kong

David Fong & Co., our counsel with respect to Hong Kong law, has advised us that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, expected to be incurred in connection with this offering by us. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
Nasdaq Capital Market Listing Fee	$
FINRA	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Printing and Engraving Expenses	$
Miscellaneous Expenses	$
Total Expenses	$

LEGAL MATTERS

We are being represented by Ortoli Rosenstadt LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by The Crone Law Group P.C. with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Ordinary Shares offered in this offering and other certain legal matters as to Cayman Islands law and Hong Kong law will be passed upon for us by            and David Fong & Co., respectively. Ortoli Rosenstadt LLP may rely upon            with respect to             matters governed by Cayman Islands law and David Fong & Co. with respect to matters governed by Hong Kong law.

EXPERTS

The consolidated financial statements of Top Wealth Group Holding Limited at December 31, 2022 and 2021, appearing in this prospectus have been audited by OneStop Assurance PAC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The offices of OneStop Assurance PAC are located at 10 Anson Road, #13-09 International Plaza, Singapore 079903.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a draft registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements for the Fiscal Years Ended December 31, 2022 and 2021

TOP WEALTH GROUP HOLDING LIMITED

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Top Wealth Group Holding Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Top Wealth Group Holding Limited together with its subsidiaries (“the Company”) as of December 31, 2022 and 2021, and related consolidated statements of operations and comprehensive income(loss), stockholders’ equity(deficit), and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2022.

Singapore
May 13, 2023

Top Wealth Group Holding Limited
Consolidated balance sheets
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	As of December 31
	2022	2021
Assets
Current assets
Cash and cash equivalents	$217,384	$1,385
Accounts receivable	34,812	29
Accounts receivable from related parties	5,436	—
Inventories	2,071,708	249,327
Deposits paid	586,096	—
Amount due from a related party	63,735	532
Total Current Assets	2,979,171	251,273
Non-current assets
Property, plant and equipment, net	368,197	60,239
Right-of-use assets – operating lease	71,076	22,343
Deferred tax assets	13,725	5,893
Total non-current assets	452,998	88,475
Total assets	$3,432,169	$339,748

Current liabilities
Accounts payable	200,608	—
Accrued expenses and other payables	60,435	36,961
Operating lease liabilities – current	53,313	20,581
Amount due to a related party	217,779	327,376
Current income tax payable	370,419	—
Total current liabilities	902,554	384,918

Non-current liabilities
Operating lease liabilities – non-current	17,763	1,762
Total liabilities	$920,317	$386,680

Commitments and contingencies
Shareholders’ equity (deficit)
Common stock, $0.0001 par value; 500,000,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid-in capital	641,025	12
Retained earnings (accumulated losses)	1,870,826	(46,945)
Total shareholders’ equity (deficit)	2,511,852	(46,932)
Total liabilities and equity	$3,432,169	$339,748

The accompanying notes form an integral part of these consolidated financial statements.

Top Wealth Group Holding Limited
Consolidated statements of operation and other comprehensive income
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the year ended December 31,
	2022	2021
Sales (including sales to related parties of $ 2,078,949 for 2022 and nil for 2021)	$8,512,929	$19,615
Cost of sales	(4,309,747)	(4,313)

Gross profit	4,203,182	15,302

Selling expenses (including marketing expenses to a related party of $1,418,141 for 2022 and nil for 2021)	(1,456,347)	(11,186)
Administrative expense	(466,477)	(21,004)

Income(loss) before income tax	2,280,358	(16,888)
Income tax (expense)credit	(362,587)	5,893

Income(loss) and total comprehensive income(loss) for the year	$1,917,771	$(10,995)

Earnings (loss) per share:

Ordinary shares, – basic and diluted	$19,178	$(110)

Weighted average shares outstanding used in calculating basic and diluted earnings per share
Ordinary shares, – basic and diluted	100	100

The accompanying notes form an integral part of these consolidated financial statements.

Top Wealth Group Holding Limited
Consolidated statements of changes in equity(deficit)
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Common stock outstanding	Amount	Additional paid-in capital	(Accumulated losses) retained earnings	Total
Balance as of January 1, 2021	100	$1	$—	$(35,950)	$(35,949)
Issuance of common stock of Top Wealth International	—	—	12	—	12
Loss and total comprehensive loss for the year	—	—	—	(10,995)	(10,995)
Balance as of December 31, 2021	100	$1	$12	$(46,945)	$(46,932)
Issuance of common stock of Top Wealth International	—	—	641,013	—	641,013
Income and total comprehensive income for the year	—	—	—	1,917,771	1,917,771
Balance as of December 31, 2022	100	$1	$641,025	$1,870,826	$2,511,852

The accompanying notes form an integral part of the consolidated financial statements.

Top Wealth Group Holding Limited
Consolidated statements of cash flows
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the years ended December 31,
	2022	2021
Cash flows from operating activities
Net income(loss)	$1,917,771	$(10,995)
Adjustments for:-
Depreciation of property, plant and equipment	173,215	2,484
Deferred tax credit	(7,832)	(5,893)
Changes in operating assets and liabilities:
Accounts receivable	(40,219)	(29)
Inventories	(1,822,381)	(249,327)
Deposits paid	(586,096)	—
Accounts payable	200,608	—
Accrued expenses and other payables	23,474	34,397
Amounts due with related parties	(108,699)	292,878
Current income tax payable	370,419	—
Net cash provided by operating activities	120,260	63,515

Cash flows from investing activities
Acquisition of property, plant and equipment	(481,173)	(62,723)
Net cash used in investing activities	(481,173)	(62,723)

Cash flows from financing activities
Proceeds from issuance of shares of Top Wealth International	576,912	12
Net cash provided by financing activities	576,912	12

Increase in cash and cash equivalents	215,999	804

Cash and cash equivalents at beginning of year	1,385	581
Cash and cash equivalents at end of year	$217,384	$1,385

Analysis of the balance of cash and cash equivalents
Bank balances	$217,384	$1,385

The accompanying notes form an integral part of the consolidated financial statements.

Top Wealth Group Holding Limited
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

1.      General information and basis of operation

Top Wealth Group Holding Limited is a limited liability company incorporated in the Cayman Islands. Top Wealth Group Holding Limited together with its subsidiaries are defined as the “Company”. As of the date of this report, the Company’s immediate and ultimate parent company is Winwin Development Group Limited (“Winwin”). As of the date of this report, Winwin is 90% owned by Mr. Wong Kim Kwan Kings and 10% owned by Mr. Chong Kin Fai. As of the date of this report, details of the Company and its subsidiaries are as follows:

Name of entity	Date of incorporation	Nature of business
Top Wealth Group Holding Limited	February 1, 2023	Investment holding
Top Wealth (BVI) Group Limited	January 18, 2023	Investment holding
Top Wealth Group (International) Limited	September 22, 2009	Trading of caviar

On March 21, 2023, the Company acquired 100% interest in Top Wealth (BVI) Group Limited (“Top Wealth BVI”), a company incorporated in the British Virgin Islands, at a nominal value of US$10 from the shareholders of Winwin. On March 24, 2023, the Company, through Top Wealth BVI, acquired 100% interest in the Top Wealth Group (International) Limited (“Top Wealth International”), a company incorporated and operating in Hong Kong, at a nominal consideration of US$10 from the shareholders of Winwin. Top Wealth International have been trading Caviar. During the periods covered in these consolidated financial statements, the control of the entities has remained consistent, with Top Wealth Group Holding Limited always exercising control. Consequently, the combination has been considered as a corporate restructuring (“Reorganization”) of entities under common control. In compliance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods during which they were under common control. The current capital structure is retroactively reflected in prior periods as if it had existed at that time.

The consolidation of Top Wealth Group Holding Limited and its subsidiaries has been accounted for at historical cost and prepared as if the aforementioned transactions had been effective from the beginning of the first period presented in the accompanying consolidated financial statements.

2.      Significant accounting policies

Basis of Presentation and Consolidation — The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the regulations of the Securities and Exchange Commission (“SEC”), and include the accounts of the Company and its consolidated and wholly owned subsidiaries. The consolidated financial statements reflect the elimination of all significant inter-company accounts and transactions.

Use of Estimates — The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, shareholders’ equity, revenues and expenses during the reporting period, and the disclosure of contingent liabilities at the date of the consolidated financial statements.

On an ongoing basis, management reviews its estimates and if deemed appropriate, those estimates are adjusted. The most significant estimates include allowance for uncollectible accounts receivable, inventory valuation, useful lives and impairment for property and equipment, valuation allowance for deferred tax assets, accruals for potential liabilities and contingencies. Actual results could vary from the estimates and assumptions that were used.

Cash and Cash Equivalents — Cash and cash equivalents consist of the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use. The Hong Kong government provides a guarantee for deposits held in each bank up to HK$500,000 (approximately $64,000). As a result, an amount of $153,281 is not covered by this guarantee.

Top Wealth Group Holding Limited
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

2.      Significant accounting policies (cont.)

Property, plant and Equipment — Property, plant and equipment included equipment and leasehold improvement and are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of depreciable assets at the following rate:

Equipment	5 to 10 years
Leasehold improvement	Over the lease term

Cost and accumulated depreciation for property, plant and equipment retired or disposed of are removed from the accounts, and any resulting gain or loss is included in earnings. Expenditures for maintenance and repairs are charged to expense as incurred.

Impairment of Long-Lived Assets — We evaluate our long-lived assets, including property, plant and equipment and right-of-use assets — operating lease with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. There were no impairment recognized for the years ended December 31, 2022 and 2021.

Accounts Receivable and Allowance for Doubtful Accounts — Accounts receivable are carried at the original invoiced amount less an allowance for doubtful accounts based on the probability of future collection based on 1 month credit term. The probability of future collection is based on specific considerations of historical loss patterns and an assessment of the continuation of such patterns based on past collection trends and known or anticipated future economic events that may impact collectability. To date, the management did not identify nor expect any losses resulting from uncollected receivables.

Income Taxes — Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss, capital loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue Recognition — The Company recognizes revenue in accordance with Accounting Standards Update 2014-09, “Revenue from contracts with customers,” (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the

Top Wealth Group Holding Limited
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

2.      Significant accounting policies (cont.)

promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company’s revenue is from sales of products. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied. Generally, the Company’s performance obligations are transfer of products title to customers at a point in time, typically upon delivery.

The Company has one stream of revenue, that is, the sale of caviar products in Hong Kong.

Inventories — The cost of inventories is computed according to the weighted average method. Cost includes the costs of purchases and materials. Inventories are evaluated based on individual inventory items. Reserves are established to reduce the value of inventories to the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. The Company calculates provisions based on the expiry date. Management provides full provision of for those inventories that would expire within 6 months. There can be no assurance that the amount ultimately realized for inventories will not be materially different than that assumed in the calculation of the provisions. There was no provision recognised for the years ended December 2022 and 2021.

Leases — Under ASC Top 842, ”Leases”, the Company determines if an agreement is a lease at inception. Operating leases are included in operating lease — right to use, current portion of operating lease liability, and operating lease liability, less current portion in the Company’s consolidated balance sheets.

As permitted under ASU Topic 842, the Company has made an accounting policy election not to apply the recognition provisions of ASU 2016-02 to short term leases (leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term.

Foreign Currency Translation — The Company’s principal country of operations is Hong Kong. The financial position and results of its operation are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s consolidated financial statements are reported using U.S. Dollar (“US$” or “$”).

The consolidated statements of operation and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As the cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. The Company considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$

The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2022	2021
USD to HK$ Year End	7.8	7.8
USD to HK$ Average Rate	7.8	7.8

Top Wealth Group Holding Limited
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

2.      Significant accounting policies (cont.)

Pension Obligations — The Company provides for defined contribution plan in accordance with the Mandatory Provident Fund Schemes Ordinance in Hong Kong. A defined contribution plan generally specifies the periodic amount that the employer must contribute to the plan and how that amount will be allocated to the eligible employees who perform services during the same period.

Segment Reporting and Reporting Units — As of December 31, 2022 and 2021, the Company operated in Hong Kong through its subsidiary, which primarily engaged in trading of caviars.

Management determined that the Company functions as a single operating segment, and thus reports as a single reportable segment. This determination is based on rules prescribed by GAAP applied to the manner in which management operates the Company. The chief operating decision maker is responsible for allocating resources to its operations and assessing performance and obtains financial information, being the consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows, about the Company as a whole.

Fair Value Measurements — Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are classified using the following hierarchy:

•        Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•        Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data.

•        Level 3. Inputs are unobservable for the asset or liability and include situations in which there is little, if any, market activity for the asset or liability. The inputs used in the determination of fair value are based on the best information available under the circumstances and may require significant management judgment or estimation.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses reflected as current assets and current liabilities. Due to the short-term nature of these instruments, management considers their carrying value to approximate their fair value.

Related parties — We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of their immediate families and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Equity Incentive Plan — The Company intends to adopt Equity Incentive Plan to eligible employees, officers, directors, and non-employee consultants. With the adoption of stock-based awards, the Company accounts for the share-based awards granted employees in accordance with ASC 718, “Compensation — Stock Compensation” and ASU No. 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee

Top Wealth Group Holding Limited
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

2.      Significant accounting policies (cont.)

Share-based Payment Accounting, which expands the scope of Topic 718 to include share-based payment awards to nonemployees. As a result, stock-based awards granted to consultant and non-employees are accounted for in the same manner as awards granted to employees.

Compensation costs related to equity-classified share-based awards are recognized in the consolidated financial statements based on grant date fair value. Compensation cost for graded-vesting awards is recognized ratably over the respective vesting periods. There were no share options granted to employees and non-employees for the years ended December 31, 2022 and 2021.

New accounting standards

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022.

We have evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the date of this report and do not believe the future adoption of any such standards will have a material impact on our consolidated financial statements.

3.      Accounts receivable

	At December 31,
	2022	2021
Accounts receivable from third parties	$34,812	$29
Accounts receivable from related parties	5,436	—

Total accounts receivable	40,248	29
Less: Allowance or doubtful debts	—	—
	$40,248	$29

Top Wealth Group Holding Limited
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

4.      Inventories

	At December 31,
	2022	2021
Finished products	$2,071,708	$249,327
Less: Allowance for inventory obsolescence	—	—
	$2,071,708	$249,327

5.      Deposits paid

The deposits mainly related to refundable security deposit to supplier of sturgeon farm and lease agreement of officers and processing factory in Hong Kong. Deposits are to be recovered when the Company terminated the supplier agreement and upon the expiry of the leases respectively.

6.      Property, plant and equipment

	At December 31,
	2022	2021
Equipment	$104,294	$62,723
Leasehold improvement	439,602	—

Property, plant and equipment	543,896	62,723
Less: Accumulated depreciation	(175,699)	(2,484)
	$368,197	$60,239

Depreciation included in:

	Years ended December 31,
	2022	2021
Administrative expense	$173,215	$2,484

7.      Accrued expenses and other payables

Accrued expenses and other payables mainly represents accrued salaries and other payables for professional fees.

8.      Leases

The Company has operating leases for office and warehouse storage. The Company’s leases have remaining lease terms of 1 to 2 years.

As of December 31, 2022, the Company has no additional material operating leases that have not yet commenced.

The following tables provide information about the Company’s operating leases.

	As of December 31,
Right-of-use asset – operating lease	2022	2021
Cost	$131,138	$28,858
Less: Accumulated amortisation	(60,062)	(6,515)
Total lease cost	$71,076	$22,343

Top Wealth Group Holding Limited
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

8.      Leases (cont.)

	Years ended December 31,
Other information	2022	2021
New right-of-uses asset – operating lease and lease liabilities recognized	$102,280	$28,858
Cash paid for amounts included in the measurement of operating lease liabilities	57,128	7,077
Weighted-average remaining lease term – operating leases	2 years	1 year
Weighted-average discount rate – operating leases	5%	5%

Maturities of operating lease liabilities (undiscounted cash flows) are as follows:

Maturities
2023	$55,615
2024	17,949
Total operating lease payments	73,564
Less imputed interest	(2,488)
Total operating lease liabilities	$71,076

9.      Income tax

The Company and its subsidiaries are subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

The Company and its subsidiary, Top Wealth BVI, are domiciled in the Cayman Islands and the British Virgin Islands respectively. Both companies currently enjoy permanent income tax holidays; accordingly, both companies do not accrue for income taxes.

The Company’s operating subsidiary, Top Wealth International incorporated in Hong Kong is subject to an income tax rate of 8.25% for first HK$2,000,000 assessable profits and 16.5% for the assessable profits thereafter.

Provision for income tax	Years ended December 31,
	2022	2021
Current
Hong Kong	$370,419	$—
Deferred
Hong Kong	(7,832)	(5,893)
Total	$362,587	(5,893)

Numerical reconciliation of income tax expenses to prima facie tax payable:

	Years ended December 31,
	2022	2021
Profit (loss) before income tax	$2,280,358	$(16,888)

Tax effect at the Hong Kong profits tax rate of 16.5%	370,419	(2,787)
Tax effect of preferential tax rate	(21,154)	—
Tax effect of tax loss not previously recognized	—	(3,106)
Non-deductible expenditure	8,251	—
Tax effect of tax reduction	(769)	—
Total	$362,587	(5,893)

Top Wealth Group Holding Limited
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

9.      Income tax (cont.)

Effective income tax rate (%)	Years ended December 31,
	2022	2021
Effective income tax rate – Hong Kong	15.9%	14.9%

There were no material unrecognised temporary differences.

The components of deferred tax assets and liabilities and their movements were as follows:

	Tax losses	Depreciation allowance	Total
Balance as of January 1, 2021	$—	$—	$—
(Credited) charged to statement of operations	(12,521)	6,628	(5,893)
Balance as of December 31, 2021	$(12,521)	$6,628	$(5,893)
Charged (credited) to statement of operations	12,521	(20,353)	(7,832)
Balance as of December 31, 2022	$—	$(13,725)	$(13,725)

10.    Commitments and contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable.

The Company entered into a 10-month consultant agreement with a third party on August 1, 2022 to assist the Company in planning, coordination and implementation of corporate development as well as capital financing strategies. The consultancy fee is payable in cash and stock options, which is contingent upon the occurrence of a future event, i.e., successful initial public offering. In accordance with ASC 450, the Company did not accrue the consultancy fee for the year ended December 31, 2022 as the future event is considered likely but not more likely than not to occur. However, once the future event becomes more likely than not to occur, the Company will recognize the cash portion of consultancy fee of HK$1million its financial statements. The consultancy agreement containing only a physical variable (i.e., the successful initial public offering) is not subject to the requirement of derivatives under paragraph 815-10-15-59(a), and therefore, the consultancy agreement qualifies for the scope exclusion.

Regarding the award of stock options, the Company will grant the consultant stock option equivalent to 4% of total number of shares of the Company before public offering with the exercise price at 50% discount of the public offering price. As the compensation cost is contingent upon the occurrence of a performance condition (i.e., the successful initial public offering), the compensation cost shall not be recognized until the performance condition becomes probable in accordance with ASC 718-10-30-28.

In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2022 and 2021 through the issuance date of these consolidated financial statements.

11.    Supplemental Cash Flow Information

Payments for interest and income taxes were as follows:

	Years ended December 31,
	2022	2021
Interest	$—	$—
Income taxes	$—	$—

Top Wealth Group Holding Limited
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

12.    Related party transactions

During 2022, the Company had following related party transactions:

Name	Amount	Relationship	Note
Beauty & Health International Company Limited (Customer B) (note a)	$1,281,077	A company under common control	Revenue – sale of caviar
Mother Nature Health (HK) Limited (Customer E) (note b)	797,872	The Company’s former director was also this related company’s former director	Revenue – sale of caviar
Sky Channel Management Limited (note c)	1,418,141	The Company’s principal owner was a former director of this related company	Marketing expense
Chong Kin Fai	(898)	A former director and principal owner of the Company, indirect 10% shareholder	Proceeds from unsecured interest free loan payable, repayable on demand
Chong Kin Fai	64,101	A former director and principal owner of the Company, indirect 10% shareholder	Amount receivable for issuance of common stock in Top Wealth International as of December 31, 2022. The amount was paid on May 13, 2023.
Wong Kim Kwan Kings	(467,315)	Director and controlling shareholder of the Company	Proceeds from unsecured interest free loan payable, repayable on demand
Wong Kim Kwan Kings	576,912	Director and controlling shareholder of the Company	Conversion of unsecured interest free loan payable, repayable on demand into common stock in Top Wealth International

During 2021 the Company had following related party transactions:

Name	Amount	Relationship	Note
Chong Kin Fai	532	A former director and principal owner of the Company, indirect 10% shareholder	Cash advanced for unsecured interest free loan receivable, repayable on demand
Wong Kim Kwan Kings	(293,410)	Director and controlling shareholder of the Company	Proceeds from unsecured interest free loan payable, repayable on demand

As of December 31, 2022, the Company had the following balances due with related parties:

Name	Amount	Relationship	Note
Mother Nature Health (HK) Limited (Customer E) (note b)	5,436	The Company’s former director was also this related company’s former director	Account receivable

Top Wealth Group Holding Limited
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

12.    Related party transactions (cont.)

Name	Amount	Relationship	Note
Chong Kin Fai	$63,735	A former director and principal owner of the Company, indirect 10% shareholder	Amount receivable for common stock issued in Top Wealth International
Wong Kim Kwan Kings	$(217,779)	Director and controlling shareholder of the Company	Unsecured interest free loan payable, repayable on demand

As of December 31, 2021, the Company had the following balances due with related parties:

Name	Amount	Relationship	Note
Chong Kin Fai	$532	A former director and principal owner of the Company, indirect 10% shareholder	Unsecured interest free loan receivable, repayable on demand
Wong Kim Kwan Kings	$(327,376)	Director and controlling shareholder of the Company	Unsecured interest free loan payable, repayable on demand

____________

Note:

(a)      The transaction with this related party was ceased after December 31, 2022.

(b)      The transaction with this related party started on January 27, 2022. The former director of the Company resigned on February 10, 2022. These transactions will not be considered as related party transactions in the year ending December 31, 2023.

(c)      The transaction with this related party was ceased after December 31, 2022.

(d)      Mr. Chong Kin Fai owns 10% of Winwin Development Group Limited, the Company’s immediate and ultimate parent company as at the date of this report.

13.    Concentration and risks

The Company is not exposed to significant financial risks other than the concentration risk, which is analysed as follows:

Customers

Customers who accounted for 10% or more of the Company’s revenues or with significant outstanding receivables are analysed as follows:

	Revenue for years ended December 31,		Balance as of December 31,
	2022	2021	2022	2021
Customer A	37%	—%	46%	—%
Customer B	15	—	—	—
Customer C	12	—	4	—
Customer D	18	—	22	—
Customer E	9	—	13	—
Customer F	4	—	15	—
		—		—
	95%	—%	100%	—%

Top Wealth Group Holding Limited
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

13.    Concentration and risks (cont.)

Major suppliers

The Company has an exclusive supply agreement with a sturgeon farm and all purchases of inventories were made from the sole supplier.

The Company recognizes that its dependence on a single supplier for inventory and supplies represents a significant business risk. The Company closely monitors its relationship with the exclusive supplier to ensure that the quality of products received remains high and that the risk of supply disruptions is minimized.

14.    Equity

Ordinary Shares

The Company was established under the laws of Cayman Islands (the Cayman law) on February 1, 2023 with authorized share of 500,000,000 ordinary shares of par value US$0.0001 each. The Company has 100 ordinary shares issued and outstanding.

The Company is authorized to issue one class of ordinary share.

The holders of the Company’s ordinary share are entitled to the following rights:

Voting Rights:    Each share of the Company’s ordinary share entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s ordinary shares are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right:    Subject to limitations under the Cayman law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s ordinary share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available therefor.

Liquidation Right:    In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock.

Other Matters:    The holders of the Company’s ordinary share have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s ordinary share are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s ordinary share are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

15.    Subsequent event

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through May 13, 2023, the date that these consolidated financial statements were available to be issued. Subsequent to December 31, 2022, the Company entered into framework sales and purchase agreements of caviar with three new independent customers as follows:

Name of customer	Contract amount
Treasure Willpower Limited	$1,577,000
Ever Rich International Trading Limited	1,536,000
A One Marketing Limited	2,353,000
$5,466,000

There was no other subsequent event that required recognition or disclosure.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our directors and officers for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Founding Transactions

Top Wealth Group Holding Limited was incorporated on February 1, 2023. Upon incorporation, on the Company issued 100 ordinary shares to Winwin Development. On April 18, 2023, the Company issued 650 shares to Winwin Development, and Winwin Development transferred 190 shares to other shareholders of the Company. As of the date of this prospectus, there are 750 ordinary shares outstanding. The transaction was not registered under the Securities Act in reliance on an exemption from registration set forth in Regulation S thereof.

Consultant Stock Option

The Company entered into a 10-month consultant agreement with a third party on August 1, 2022 to assist the Company in planning, coordination and implementation of corporate development as well as capital financing strategies. The consultancy fee is payable in cash and stock options, which is contingent upon the occurrence of a future event, i.e., successful initial public offering. In accordance with ASC 450, the Company did not accrue the consultancy fee for the year ended December 31, 2022 as the future event is considered likely but not more likely than not to occur. However, once the future event becomes more likely than not to occur, the Company will recognize the cash portion of consultancy fee of HK$1million its financial statements. The consultancy agreement containing only a physical variable (i.e., the successful initial public offering) is not subject to the requirement of derivatives under paragraph 815-10-15-59(a), and therefore, the consultancy agreement qualifies for the scope exclusion.

Regarding the award of stock options, the Company will grant the consultant stock option equivalent to 4% of total number of shares of the Company before public offering with the exercise price at 50% discount of the public offering price.

Item 8. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this registration statement:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
1.2*	Registration Right Agreement
1.3*	Lock-up Agreement
3.1***	Articles of Association
3.2*	Amended and Restated Memorandum and Articles of Association
4.1*	Form of Representative’s Warrants
5.1*	Opinion of [Cayman Counsel] regarding the validity of the Ordinary Shares being registered
5.2*	Opinion of Ortoli Rosenstadt LLP regarding the validity of the Representative’s Warrants being registered
8.1*	Opinion of David Fong & Co., Solicitors regarding certain Hong Kong tax matters (included in Exhibit 99.1)
10.1***	English Translation of Sales Agreement between the Company and Sunfun China Ltd.
10.2***	English Translation of Sales Agreement between the Company and Mother Nature Health (HK) Limited
10.3***	English Translation of Sales Agreement between the Company and Channel Power Limited
10.4***	English Translation of Sales Agreement between the Company and Beauty & Health International Company Limited
10.5***	English Translation of Sales Agreement between the Company and Beauty & Health International E-Commerce Limited
10.6***	English Translation of Lease Agreement between the Company and Sunfun (China) Limited
10.7***	English Translation of Employment Agreement between the Company and Chief Financial Officer Edward Yuen
10.8***	English Translation of Appointment Letter of Mr. Wong Kim Kwan Kings as the CEO of the Company, dated September 1, 2021
10.9***	English Translation of Director Agreement between the Company and Mr. Wong Kim Kwan Kings, dated as of May 16, 2023.
10.10***	English Translation of Corporate Development Consultant Appointment Agreement between the Company and the Consultant Haitong Chen dated August 1, 2022.
10.11***	English Translation of Sales contract for caviar between the Company and Fujian Longhuang Biotech Co., Ltd. dated April 30, 2022
10.12***	English Translation of Lease of Food Factory Project Agreement between the Company and Sunfun (China) Limited dated February 11, 2023
10.13***	Consent from Frost & Sullivan regarding the Company’s Citation of Industry Data Possessed by Frost & Sullivan
10.14*	Equity Incentive Plan adopted by the Company
10.15**	English Translation of the distribution agreement between the company and our Distributor
14.1*	Code of Business Conduct and Ethics
21.1***	List of Subsidiaries
23.1*	Consent of OneStop Assurance PAC.
23.2*	Consent of [Cayman Counsel] (included in Exhibit 5.1 and 99.1)
23.3*	Consent of Ortoli Rosenstadt LLP (included in Exhibit 5.2)
99.1*	Opinion of David Fong & Co., Solicitors, Hong Kong counsel to the Registrant, regarding certain Hong Kong law matters
99.2*	Audit Committee Charter
99.3*	Nominating Committee Charter
99.4*	Compensation Committee Charter

____________

**      Filed herewith.

*        To be filed by amendment

***    Filed previously

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes:

1)      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2)      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4)      To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

5)      That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser, each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

6)      That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the placement method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424.

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

7)      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

8)      That, for purposes of determining any liability under the Securities Act of 1933, (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on August 14, 2023.

Top Wealth Group Holding Limited
By:	/s/ Kim Kwan Kings Wong
Name:	Kim Kwan Kings Wong
Title:	Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities on August 14, 2023.

Signature	Title
/s/ Kim Kwan Kings Wong	Chief Executive Officer, director
Name: Kim Kwan Kings Wong	(Principal Executive Officer)
/s/ Edward Yuen	Chief Financial Officer
Name: Edward Yuen	(Principal Financial Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Top Wealth Group Holding Limited, has signed this registration statement or amendment thereto in ________, __________, United States on ______, 2023.

Authorized U.S. Representative
By:
Name:
Title: